
THE WALL STREET JOURNAL.
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SEPTEMBER 11

WHAT ARRIVED ON THE DOORSTEP WAS MORE THAN A NEWSPAPER. IT WAS THE HEART AND SOUL OF DOW JONES.

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SEPTEMBER 12
THE WALL STREET JOURNAL.
TERRORISTS DESTROY WORLD TRADE CENTER,
HIT PENTAGON IN RAID WITH HIJACKED JETS
Nation Stands
In Disbelief
And Horror
What's News—
Death Toll, Source of Devastating Attacks Remain Unclear;
U.S. Vows Retaliation as Attention Focuses on bin Laden
Streets of Manhattan

DEAR FELLOW STOCKHOLDERS,

It is often said that difficult times bring out true character. If that's the case, I could not be more proud of our company or people. Despite the recession and devastating impact of the September 11 terrorist attacks, Dow Jones & Company stayed solidly on strategic course in 2001, exiting the year in a strong position to grow and increase shareholder value as the business environment improves.

Our ability to stay focused on long-term value creation in the face of extraordinary challenges has become one of Dow Jones' "trademark behaviors." These deeply imbedded character traits not only buoyed us in a difficult year; they are the foundation for our future—a future, we believe, that is extremely bright.

If you look only at our financial results, you may miss the reasons for my optimism. Revenues declined 20% in 2001 from boom levels of 2000. Our profits—despite sustained and effective cost controls—declined even further. Operating income before special items was $183 million in 2001, down from $498 million in 2000. Earnings per share were $1.14 compared with a loss of $1.35. Earnings per share were reduced by special items of $.10 in 2001 and $4.67 in 2000. (See page 41 for a list of special items.)

But we ask you to go beyond these comparisons to understand our whole story this year and the reasons for our sustained, if not heightened, confidence. Dig deeper, as our journalists do every day, and here's what you'll find:

<u>We are prepared to make the most of a recovery</u>. We have reduced our costs virtually to the bone—but not further. Through swift and aggressive action, we lowered costs in 2001 by $114 million. We also cut capital spending from our originally planned $200 million to about $129 million. Significantly, most of the cost reductions are sustainable into 2002 and beyond—total expenses in 2002 are expected to rise only 2% over 2001's reduced levels. Further, we project that our capital spending will drop to about $90 million in 2002, and perhaps even lower thereafter.

As a result of these actions, we estimate that as advertising revenues strengthen, an estimated 80 cents out of every incremental ad dollar in 2002 will flow to the pretax bottom line. The economics of our new cost structure are compelling. We do not need to return to 2000 business levels—or even 1999 levels—to generate profits equal to our performance in 2000.

<u>We are investing in our future</u>. Early in our cost-reduction efforts, we made the important distinction between short-term spending and longer-term priorities. We cut costs aggressively but without cutting into our core assets or diluting our competitive advantage. We continued to invest in crucial initiatives to expand our valuable franchises and to pursue new business opportunities, both internally and through partnerships.

Some of those investments were significant, such as our four-year, $226 million project to add color and page capacity to *The Wall Street Journal*—the most significant changes in 60 years in our print *Journal*—and the $28 million redesign of *The Wall Street Journal Online*. You can read about these and other important initiatives throughout this book. While we'll begin to see the payoff from these investments in 2002, their real value is long term. They will be powerful drivers of future growth and profits in an improving business environment.

We steadfastly protect our core values and strengths. Despite making many changes in 2001, one thing at Dow Jones remains constant: Our commitment to publishing the world's most vital business and financial news and information. We have not wavered from that mission, nor will we compromise any aspect of the journalistic and business integrity on which millions of customers rely every business day.

Nowhere was this conviction more evident than in the extraordinary and heroic actions of Dow Jones colleagues on September 11 (see story on page 25). Beyond my pride in the quality of our work, I think our ability to deliver under such extreme circumstances was hard proof that the cost cuts we made in 2001, while difficult, did not go too deep and did not compromise our integrity or operations.

Despite weakened markets, the strength of Dow Jones' global brands remains unparalleled, and advertisers and other customers recognize that strength when making buying decisions, even in difficult times. Our broad portfolio of print and electronic media properties enjoys the No. 1 or No. 2 position, based on revenue, in nearly all of the markets in which we compete. We are especially dominant at *The Wall Street Journal*, where we command the largest advertising market share among national publications with which we compete by a factor of nearly two to one over our closest competitor.

DOWJONES

We will strive to realize the full potential of our brands by leveraging our content and other strengths to extend our reach to new customers, products, markets and channels. Furthermore, we will seek new ways for our businesses to share content, resources and knowledge to maximize value, increase efficiency and control costs.

We have a clear and achievable plan. In addition to navigating 2001's turbulent waters, we took a hard look at our business and markets and mapped out our course for the next three years and beyond. We call the plan "Business Now." Introduced at an investment community meeting on January 24, 2002, the plan builds on our recent successes and maintains the focus of the growth strategy that directed our actions in 2001. (You can find the complete presentation on our "Investor Relations" pages at www.dowjones.com.)

At the heart of the plan are 10 strategic priorities for tapping the full potential of our brands. These priorities include growing our core businesses through product and operating enhancements, extending our franchises beyond finance and technology to gain market share in other large and appealing categories, expanding into new B2B businesses and non-core consumer segments, enhancing our Ottaway Newspapers portfolio, and improving the growth and profitability of our strategic alliances. We will also continue to focus on global markets, which we believe are large, attractive and underserved.

"Business Now" is a logical extension of our strengths and core businesses, not a radical change. It is aimed at making a strong company even stronger; at making a very successful enterprise even more successful. Most importantly, it is a realistic and sustainable plan for improving shareholder value, even in an only modestly improving environment.



PETER R. KANN, Chairman and CEO

In summary, I am appropriately proud of our achievements—journalistic, operational and financial—during this very difficult year. We served the needs of growing business audiences across the globe with branded news and information. While enthusiasm must be tempered by the realities of a continued weak business environment, I have great confidence in Dow Jones' ability to thrive and grow when conditions improve. To demonstrate this confidence, we continued to repurchase shares of our stock during 2001, leveraging our strong cash flow. During the year, we repurchased $154 million, or 2.6 million, of our shares and paid $86 million in dividends, with only a modest increase in debt.

Before closing this letter, I would like to personally thank the Bancroft family—our controlling shareholders—for their continued unwavering support and confidence over the past century and still today. This support has been crucial to building Dow Jones into a global powerhouse and to maintaining our journalistic integrity and independence.

Similarly, I would like to thank all Dow Jones employees: a team of professionals like no other assembled in the world. By uniting for a common purpose in 2001, we served a common—and greater—good, not only on behalf of customers and stockholders but also society as a whole.



Peter R. Kann
Chairman of the Board
Chief Executive Officer
February 15, 2002

Revenues and profits rose sharply in 2000, a cyclically very strong year, but dropped even more sharply in the recessionary year 2001. Nevertheless, the company reduced costs, returned significant cash to shareholders and maintained its strong balance sheet.

REVENUES


$ millions
2,000
1,500
1,000
500
0
$2,002
$2,203
$1,773
1999
2000
2001

CAPITAL EXPENDITURES


$ millions
200
150
100
50
0
$191
$187
$129
1999
2000
2001

OPERATING INCOME BEFORE SPECIAL ITEMS


$ millions
500
400
300
200
100
0
$392
$498
$183
1999
2000
2001

SHARE REPURCHASES PLUS DIVIDENDS


$ millions
300
200
100
0
$229
$309
$240
1999
2000
2001

OPERATING EXPENSES BEFORE SPECIAL ITEMS


$ millions
1,500
1,000
500
0
$1,610
$1,704
$1,590
1999
2000
2001

TOTAL DEBT


$ millions
150
100
50
0
$150
$151
$174
1999
2000
2001

100 YEARS AND COUNTING

We pursue the creation of shareholder value by practicing editorial values that have been the hallmark of this company for 120 years. For the last 100 years, those values have been protected and sustained by the Bancroft family.

Innovation and constancy are important qualities to balance. At Dow Jones, we have a distinctive advantage in this endeavor—a family that has sustained a vision and guiding principles for a century.

On March 31, 2002, we will proudly celebrate the 100th anniversary of the Bancroft family's controlling interest in Dow Jones & Company.

Bancroft family control dates back to 1902 when Clarence Barron (founder of *Barron's* and stepfather of Jane Bancroft) purchased Dow Jones & Company—including *The Wall Street Journal* and our news agencies in Boston and New York—for $130,000. Three family members and a family trustee currently hold seats on our Board of Directors.

Dow Jones' ownership structure provides the best of both worlds. Being public provides transparency and discipline and assures business accountability that supports increased shareholder value. Family control, particularly when steeped in a proud tradition, secures our independence and integrity in the face of short-term pressures or challenges that might threaten our course.

We draw strength from the steadfastness of our controlling shareholders. It is such stewardship that has enabled us to grow Dow Jones & Company from its modest roots into the leading business news company in the world.

DOW JONES & COMPANY CORE VALUES

A commitment to, and justifiable pride in, the quality of our publications and services and the value they provide to customers.

A commitment to uncompromising journalistic and business integrity.

A strong sense of journalistic and business independence, taking pride in charting our own course rather than following the pack.

A clear focus on content as our core competency and on business as our primary market.

A strong sense of loyalty to our publications and services, based on a conviction that they serve a genuine public interest.

A belief in civility and collegiality in our Dow Jones workplace, recognizing the importance of all of our employees to our success.

A conviction at Dow Jones that by pursuing all of these values we can best build value for shareholders.

    

Companies, like people, have trademark behaviors—character traits that define who they are and what they are made of. The challenges of 2001, like no other year, brought these trademark behaviors to the surface at Dow Jones & Company, demonstrating our unrelenting passion and drive for delivering the world's most vital business news and information. The following pages celebrate these trademark behaviors as we recount the decisions and actions that made 2001 a benchmark in our history.



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活生打死
李鵬
新民晚報
XINMIN EVENING NEWS
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星期二
2002年1月
15
THE ASIAN
Did Greenspan Push High-Tech Growth Forecasts Too Far?
JAPAN
MALAYSIA
U.S.



WE ARE UNIVERSALLY RELEVANT. AND WE'RE CONSISTENTLY ABLE TO CREATE NEW VALUE AND FRESH MARKETS FOR OUR UNIQUE CONTENT.

Across the globe, the name Dow Jones is synonymous with world-class business news and information. We are tuned in to the distinct needs of different markets—from Sunday-morning suburbanites to trading-pit pros—and we are constantly finding new ways to meet those needs, both through new product development and profitable extensions of our existing brands.


LIVE
DOWJONES Newswires
Nick Hastings
Senior Correspondent
5:39 ET
S&P FUTURES
2.50
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6.00
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11.00
FEDERAL RESERVE MEETS TUESDAY TO DECIDE WHETHER

Strategic alliances and acquisitions are an important part of our growth strategy and how we leverage our news and brands to create value. CNBC, our global alliance with NBC, is an excellent example. By combining Dow Jones' expertise in news gathering, analysis and reporting with NBC's command of television programming, CNBC has become the world's leading business television network, broadcasting to more than 178 million viewers in five languages in over 100 countries.

The world moves in real time. And Dow Jones provides the news people need, where and when they need it, often moments after it happens. To meet those demands and to remain indispensable to our customers, we continue to improve and expand our rich portfolio of electronic media.

The Wall Street Journal Online attracts a growing legion of individuals and professionals who seek customizable and constantly updated news and information. Subscriptions to the *Online Journal* have grown from just over 50,000 at the end of 1996 to 626,000 in 2001, making it the largest paid subscription news site on the Web. In January 2002, we launched a major redesign of the site. This $28 million project adds new features and functionality, improving its news strength and enhancing the way subscribers receive the *Online Journal's* leading editorial content. It features easier-to-navigate pages and allows subscribers to personalize content to their needs and interests. The *Online Journal* also remains the cornerstone of our network of special-interest business sites, including CareerJournal.com and OpinionJournal.com. Through this popular network, subscribers have access to a wide range of content—from how to find a job or sell your house to how to run your own company or how to think about the wider world.

Dow Jones Newswires, once available only in English, increased its presence in Europe and Asia in 2001 by offering its award-winning service in 11 languages. The strategy helped Newswires achieve record revenues during the year, despite sagging markets and cutbacks from traditional investment firms, and continue its number one market share among financial professionals globally. We also expanded our family of Dow Jones Newswires newsletters that provide in-depth, hard-to-find information on targeted industries and subjects—from bandwidth to bankruptcy. In 2002, we will begin a major initiative—known as our "newswire of the future"—that will enhance the value of our wires by putting the news in context through easy electronic links to charts, tables and graphs as well as related stories, research, data and opinion.

Desktops at more than four out of five of the largest companies in the world have access to Factiva, a joint venture of Dow Jones and Reuters. The fast-growing Web-based business news and information service enables business leaders and decision makers to pinpoint information they need from a database of more than 8,000 unique sources. During 2001, we introduced a suite of technology tools that makes it easier for companies to integrate Factiva services into their corporate intranets. We also launched Factiva.com and new French and German interfaces to further expand our market.

Radio enables us to connect with people on the move, further expanding the value of our content and brands. Our reach grew to more than 180 stations in 2001, including coverage in all top 50 U.S. markets, making us the leading hourly business and financial news network in the country. And our 24-hour reporting allowed us to break the September 11 story in many markets, including San Francisco and Detroit. The group also provides audio business and financial news to new media outlets including OnStar vehicle information systems, Real Networks Internet media and the *Online Journal*.

Creating new and profitable ways to leverage our content is not limited to our electronic media. We're also finding profitable new ways to expand our print audience, often by leveraging the distribution of other leading publishers:

- Introduced two years ago in only 10 publications, *The Wall Street Journal Sunday's* branded pages now appear in the Sunday business sections of 54 newspapers with a combined circulation of 9.4 million.

- Our branded *Wall Street Journal Special Editions* (including *The Wall Street Journal Americas*) pages are now included in 36 leading international newspapers in 13 languages, with a combined circulation of 6 million worldwide.

- We expanded our education offerings by introducing *The Wall Street Journal Campus Edition* in nine college newspapers. The *Journal Campus Edition* page distills the week's top business news and feature stories, written with a college student's perspective in mind.

Through successful ventures like these, we are not only creating new revenue sources, we are also increasing the global recognition and value of our brands.

WE ARE DECISIVE ABOUT HOW TO GROW OUR BUSINESS.

Despite tough challenges in 2001, Dow Jones & Company never flinched. We cut operating costs aggressively. But we did not weaken our core asset—the strength of our global news organization—or reduce our commitment to key strategic initiatives for building our businesses. As a result, our company has never been fundamentally stronger. And our people have never been more focused on creating new growth opportunities.

Our four-year project to expand the color capacity and content of *The Wall Street Journal* was completed ahead of schedule and under budget.

A single incremental full-page color advertisement in the *Journal* every day over an entire year is worth approximately $32 million in new revenue.

In January 2002, *The Wall Street Journal* tripled its color capacity to 24 pages and increased its total page capacity by 16 pages daily. Increasing our color and page capacity and flexibility expands our revenue potential (color ads command 25% higher rates than black-and-white pages) and will help us better serve existing customers and attract new advertisers.

Building on this initiative, we plan major enhancements to the print *Journal* that will appear in April 2002. These will include the launch of a new "Personal Journal" section three days a week, focusing on the "business of life," including personal finance and investing, travel, health and family concerns, automobiles and consumer electronics. In addition, we will introduce design changes to make the *Journal* even easier for our readers to navigate, and add color to a redesigned front page.

In January 2002, *Barron's* launched a new "Technology Week" section, offering incisive coverage of this fast-changing business sector to tech-savvy investors. The leading financial weekly has also tripled its color capacity to expand its content and increase its appeal to more advertisers.

Dow Jones Indexes are key, independent benchmarks for financial market performance. We're investing aggressively to increase our market share worldwide. During 2001, we launched the first family of blue-chip global sector indexes, known as Dow Jones Sector Titans. In Europe, our STOXX indexes continue to win widespread support, as derivatives linked to the indexes topped all European futures and options contracts traded during the year.

Ottaway Newspapers enhanced its portfolio of local and regional publications in 2001, adding two new weeklies in Maine. Through effective management, Ottaway has made itself an even more important part of Dow Jones' product portfolio and long-term strategy by taking proactive steps to improve efficiency and by protecting operating margins before the economic downturn. We will continue to strengthen the unit—either through acquisition, sale or swap of individual papers—to achieve the best-performing mix of publications.



WE ARE FOCUSED. OUR BUSINESSES WORK TOGETHER TO STRENGTHEN OUR BRANDS.

Dow Jones & Company is not just a collection of businesses. We are an integrated and highly aligned news and information organization through which people make sense of the world. By increasing the number of ways our people and businesses work together, we continue to reduce our operating costs, while improving the products and services we provide to our customers.



THE "PEBBLE IN THE POND" EFFECT


Factiva
Barron's
The Wall Street Journal
Dow Jones Radio
CNBC
The Wall Street Journal Online
Dow Jones Newswires
NEWS EVENT

What's the ultimate value of a piece of news? At Dow Jones, there is no limit to that value. Our family of leading business news franchises provides relevant and distinctive ways to meet various audiences' constant demand for the best business news and information. As news breaks—something that happens 7,000 times a day on Dow Jones Newswires—it can be transmitted in real time to the *Online Journal,* reported by CNBC around the world, broadcast nationwide through the Dow Jones/Wall Street Journal radio network, published in the global editions of *The Wall Street Journal* and *Barron's* and archived for purchase by Factiva. Like a pebble in a pond, each piece of news creates an ever-expanding wave of opportunity to extend our reach and our revenue.

The closer our businesses work together, the more opportunities we have to expand the value of our content—both for our stockholders and for our growing numbers of customers around the world.

Our partnerships—such as CNBC, our *SmartMoney* joint venture with Hearst, our Factiva joint venture with Reuters and our ownership stakes in *Handelsblatt* and *Vedomosti*, the leading business publications of Germany and Russia, respectively—extend the ripples of this value chain even further. The result is a news network that is unequalled by any other business news organization in the world.

Similarly, we continue to improve our operating performance and product quality by applying this same kind of thinking. A good example:

The Wall Street Journal is the leading global business newspaper. In addition to our U.S. edition, we publish *The Asian Wall Street Journal*, edited in Hong Kong, and *The Wall Street Journal Europe*, edited in Brussels. What if all three editions of the paper could share the same production and technology staff, rather than employing separate systems and experts in each region of the world? This sagacious "what if" led to a major initiative to combine our copy editing and production functions for all three editions of the global *Journal* in New York, which not only saves Dow Jones money, but enables us to provide later coverage and still get our papers to readers at the usual early morning hour.

Our international editorial staffs now manage final stages of design and production of *The Asian Wall Street Journal* and *The Wall Street Journal Europe* in the U.S., exchanging copy, advertising and page layouts between locations electronically. To achieve even greater efficiency, we have also merged our U.S. and international copy desks, and have consolidated the reporting staffs of *The Asian Wall Street Journal* and *Far Eastern Economic Review*, the leading business magazine in Asia. Additionally, we found efficiency by merging the *Barron's* statistical group with *The Wall Street Journal's* to reduce duplication of effort in creating stock tables. These moves have resulted in recurring savings in excess of $5 million annually.

We've also been able to improve and expand the content of our European and Asian *Journals*, including the launch of new "Networking" coverage, featuring global technology, marketing and management news. Our readers like what they see. During 2001, we set new circulation records in both Europe and Asia. Readership of *The Asian Wall Street Journal* and *Far Eastern Economic Review* continued to surge—up 41% and 54%, respectively, according to the Asian Business Readership Survey. The prestigious survey also ranked the *Asian Journal* as the region's "most important business reading" for the seventh straight year.



WE CONTINUE TO RAISE THE BAR, BOTH AS JOURNALISTS AND AS BUSINESS LEADERS.

The business of business news has never been more competitive. We stay our course, in the face of vigorous challenges, guided by a more than century-old commitment to uncompromising journalistic and business quality, integrity and independence. By scrupulously applying these principles, we have continued to build our reputation as one of the most trusted and respected media companies in the world. This credibility is our most treasured asset. It is the foundation for all that is Dow Jones.



IAN JOHNSON

The world has grown accustomed to upbeat articles about China's evolution into an economic powerhouse. But *The Wall Street Journal's* Ian Johnson saw a different story—one more reminiscent of China's totalitarian past. Johnson's revealing articles about the brutal suppression of the Falun Gong movement earned him the 2001 Pulitzer Prize in International Reporting. Johnson's stories included how Chinese security officials tortured, killed and covered up the death of Chen Zixiu, a Falun Gong follower. Fierce opposition from some Chinese government officials forced Johnson to resort to extraordinary measures to contact and protect his sources. "Our readers look to us to uncover new stories and fresh perspectives—not the same old thing they just read someplace else," explained Johnson. "That's a huge challenge, but it's what makes working here so satisfying."

Our integrity is the result of 8,000 dedicated colleagues around the world who exemplify our professional standards. Here are five whose journalistic excellence, business acumen and ethics represent the best of Dow Jones.



DOROTHY RABINOWITZ

Dorothy Rabinowitz sums up *The Wall Street Journal's* editorial policy succinctly: "We do what's right, not what's convenient." Recognized as one of the nation's leading commentators and a member of our editorial board, Rabinowitz was awarded the 2001 Pulitzer Prize in Distinguished Commentary for her challenging and poignant writing on American society and culture. Rabinowitz's Pulitzer-winning work included investigations into the challenges faced by men and women, some now freed, who were imprisoned on false convictions of child abuse. "I don't think there is another publication that supports or encourages the breadth of expression of *The Wall Street Journal*," said Rabinowitz. "No one ever asks, 'can we do this?' regardless of how difficult the subject matter or how controversial our position might be."

DANIELLE KARWOSKI AND JOE DEMETOR





Advertising is notorious for deal making and negotiating—working "off the rate card" to provide special rate cuts and incentives to entice advertisers to purchase space. At Dow Jones, we offer a different incentive: intrinsic value. *The Wall Street Journal's* unique editorial environment and audience has a measured value to advertisers—value that cannot be duplicated by any other medium. We apply the same published rates and standards to all advertisers, never playing favorites. *Journal* sales representatives Danielle Karwoski and Joe Demetor communicate the message well. They led our Parsippany, N.J. sales office to a 14% sales gain in 2001, in a highly competitive environment, and helped build the *Journal's* uncompromising advertising standards in effect worldwide.

SUSAN DONOVAN



Business integrity and personal integrity go hand in hand at Dow Jones Newswires. No one epitomized this more than Susan Donovan, western sales director. Donovan led the initiative to create a standard, consistent pricing system for Newswires services, based on two consistent variables—business volume and contract length. By applying these standards, all Newswires customers are treated equally, rather than negotiating individual deals. Donovan also championed our online training program, which helps customers get the most value from their contracts. Sadly, Donovan was killed in a tragic auto accident on March 16, 2001, returning from a business trip. In her honor, Dow Jones Newswires established the Susan Donovan Award for Professionalism, awarded to representatives who demonstrate her same high standards of integrity, professionalism and customer service.

Quality is part of Dow Jones' culture—a dominant trait in our genetic code. It is evidenced, in part, by our growing list of awards and recognitions. In addition to winning our 24th and 25th Pulitzer Prizes in 2001, Dow Jones' staff earned dozens of prominent honors, including:

- the excellence in business reporting award for *The Asian Wall Street Journal* from The Society of Publishers in Asia;
- the best business story award for *The Wall Street Journal* from The New York Press Club;
- the excellence in written journalism award for *The Wall Street Journal Europe* by the International Association for Energy Economics;
- the best business news site award for *The Wall Street Journal Online* and best executive career site award for *CareerJournal* by *Yahoo! Internet Life* magazine;
- recognition for Factiva as one of the "Content 100," *EContent* magazine's guide to the content companies to watch ("factiva.com is likely to set the standard for international business research"); and
- the National Magazine Award for Best Interactive Design for SmartMoney.com.

Dow Jones' writers and editors don't just report the news; we analyze it for our readers and put it into objective context. *Barron's*—the same publication that provided early and plentiful warning of the Internet collapse in 2000—followed up in 2001 with eye-opening cover stories on Microsoft, Motorola and Hewlett-Packard that proved to be equally prescient. *The Wall Street Journal Europe* distinguished itself by alerting readers to regulatory issues blocking GE's planned merger with Honeywell, when many pundits had already blessed the marriage. Dow Jones Newswires broke the story that the U.S. Treasury's decision to discontinue the 30-year bond had been leaked to the market and was the first to report on the vulnerability of U.S. nuclear power plants, which led to action by the Nuclear Regulatory Commission and U.S. Congress.

We've built the advertising side of our business based on the same principles of quality, integrity and independence. News and advertising are separate and distinct organizations at Dow Jones. Our reporters and editors remain independent of our advertisers, and our advertisers, in turn, benefit from an environment that plays no favorites. During boom years, our publications don't vary from our rate card by charging more for positions because they are in high demand. Similarly, we don't discount our rate card when demand slows. This spirit of fairness—asking value for value—has enabled us to build the same strong relationships with advertisers that we have with subscribers and other readers. People know what to expect from Dow Jones, and we deliver.

A TRIBUTE TO JEFF COLE

Passion and commitment are building blocks of great journalism, and Jeff Cole had both to spare. Jeff, who was *The Wall Street Journal's* aerospace editor, died in a plane crash on January 24, 2001, while on a reporting trip to Denver. He will be remembered for his hard work, his exceptional talent and his unwavering dedication to his craft.



WE STAY THE COURSE. HEROISM, IN OUR VIEW, IS POSSESSING THE COURAGE TO FORGE AHEAD.

Mere steps from the World Trade Center, Dow Jones' staff working at our downtown headquarters experienced the terror of September 11 firsthand. "I was choking, and as more debris rained down onto and into the building, the light of day disappeared," was how one *Journal* editor described the scene. Miraculously, all of our employees escaped alive, with no serious injuries. And over the next 24 hours, Dow Jones professionals from all over the globe banded together to achieve the impossible in the face of the unthinkable. Their spirit, courage and tireless resolve are the heart and soul of Dow Jones.





SHEILA COURTER, *The Wall Street Journal*

On September 11, news editor Sheila Courter was up early—training for the New York City Marathon. She had just finished her run when one of her friends got a call informing the group of the disaster downtown. After making sure her firefighter husband was safe, Courter focused on one goal: to somehow get to South Brunswick, N.J. She packed an overnight bag, just in case, and headed south. Upon arrival, Courter reported to Jim Pensiero, assistant managing editor of *The Wall Street Journal,* and began acting as point person for reporters and editors all over the country, deciphering hundreds of memos, e-mails and phone calls. Pensiero, meanwhile, was directing personnel to South Brunswick as the Manhattan newsroom was being evacuated. Our Washington, D.C. bureau took over editing the day's stories, while the New York team continued to aid and organize fellow workers. Conditions were often extreme: One reporter fell from a crowded boat while being evacuated; after being rescued by police, he continued reporting. In Manhattan, managing editor Paul Steiger assembled top staff at a deputy's apartment, reviewing front page design on a home computer, while another group met in Brooklyn to write, edit and assemble the editorial page. Despite the challenge, no one questioned whether we'd publish the next day. Failure was never an option.



DWAYNE JOCELYN, *Information Technology*

Dwayne Jocelyn spends most of his time responding to help-desk calls, but the call for help on September 11 was like none he had ever received. Within minutes of the first plane's impact, Jocelyn and his fellow technology specialists at our South Brunswick office had swung into action. While others raced to assemble almost 500 workstations, the IT group set up phones, purchased PCs (a million dollars' worth in 48 hours), rebuilt the e-mail backbone, and scrambled to preserve data. By early afternoon, as more staffers arrived to begin the massive task of assembling the next day's *Journal*, the technology team provided network support for reporters and editors working remotely, and wired workspaces for the *Online Journal, Barron's* and Dow Jones Radio. Our Advertising Services group, displaced from their World Financial Center offices, was equally resourceful: They built and modified ad pages from a backup computer system in one of the managers' homes. Forty-eight sleepless hours later these efforts had yielded a fully functioning newsroom—including infrastructure and workstations—built from the ground up. In a sense, we were prepared: For six months prior, Dow Jones' technology specialists had been developing a "disaster plan." The scale of the disaster was the only surprise.





JIM BOST, *Circulation*

While reporters and editors pushed to assemble the edition, Jim Bost and members of the *Journal's* circulati production staffs put together the complex plan that deliver the paper into the hands of our readers. An imn challenge: With New York area tunnels and bridges close would we get our fleet of delivery trucks out of Staten where they are garaged? Preparing for the worst, Bost ized hiring agricultural trucks and moving vans to serve a: ups. The team then coordinated details and contingenc) with the *Journal's* 17 U.S. printing plants and distr network, which performed flawlessly under extreme pre Despite a late-night bomb scare on the George Wash Bridge, all retail copies of the paper were delivered to stands, thanks to a plan to overprint approximately 4 copies of the *Journal* at our Chicopee, MA facility and deliv New York City via Long Island Sound bridges. On Wedr morning, less than 21 hours after the first attack, carriers delivering the paper to the doorsteps and offices of mor 1.6 million of our 1.8 million readers. "This was not just a but one of our best papers," said Peter Kann, Dow chairman and chief executive officer. "It was a brilliant job l of the best staffs in the world."



JOHN MORITSUGU, *Dow Jones Newswires*

Paul Ingrassia, Dow Jones Newswires president (and mer Pulitzer Prize-winning reporter), saw the first pla the North Tower and personally called in the first bu Within moments of that call, reporters from our prin electronic publishing units were on the street, talking tc witnesses and calling in details to colleagues still insid World Financial Center and at headquarters in Jersey Despite the government-ordered evacuation of the J City facility, Dow Jones Newswires stayed live all cay by ing editing responsibilities to its Toronto office, led by Moritsugu, managing editor for Dow Jones Canada. Toronto acted as the hub, London worked late Singapore arrived early to make sure news continue reach subscribers. Demonstrating similar global flexi editors at our Brussels and Hong Kong bureaus took *The Wall Street Journal Online* as New York staff rush evacuate the building. Flooded by requests, the C *Journal* provided continuous updates to subscribers all never crashing, despite a midday transfer from overhe servers to a backup system. As a public service provided free *Online Journal* access that evening and following day. To assist others in their coverage, our Fa team provided complimentary use of its database to a group of print and broadcast media.

THE WALL STREET JOURNAL FRANCHISE

The Wall Street Journal
America's business daily

The Wall Street Journal Europe
Europe's international business daily, published in partnership with *Handelsblatt*, Germany's business daily

The Asian Wall Street Journal
Asia's international business daily

The Wall Street Journal Sunday
Bannered *Journal* pages appearing in Sunday business sections of leading U.S. newspapers

The Wall Street Journal Americas
Spanish and Portuguese-language *Journal* pages appearing in 21 leading Latin American newspapers and online at Interactivo.wsj.com

The Wall Street Journal Special Editions
Bannered *Journal* pages, including *The Wall Street Journal Americas*, appearing in local languages in national newspapers in 33 countries

SmartMoney
The Wall Street Journal magazine of personal business, published jointly with Hearst

The Asian Wall Street Journal Weekly Edition
In-depth coverage of the Asia-Pacific region for the U.S. business community

The Wall Street Journal Classroom Edition
An educational program for high-school students combining a monthly *Journal* edition with lesson plans

The Wall Street Journal Campus Edition
Journal news pages appearing in college newspapers

The Wall Street Journal Radio Network
The number one business news radio network in the U.S.

Wall Street Journal Books
An imprint of Simon & Schuster presenting books by the staff of *The Wall Street Journal*

The Wall Street Journal Online
The largest paid subscription news site on the Web

opinionjournal.com
Commentary on global issues from *The Wall Street Journal* editorial page

careerjournal.com
Career guidance and job-search services for executives

collegejournal.com
Career guidance and job-search services for future business leaders

startupjournal.com
The Wall Street Journal interactive center for entrepreneurs

realestatejournal.com
A comprehensive guide to commercial and residential property

OTHER DOW JONES BUSINESSES

Dow Jones Newswires
Real-time news for financial professionals around the world

Dow Jones Indexes
Over 3,000 market indexes including the world's most widely followed, the Dow Jones Industrial Average

CNBC
An alliance with NBC providing Dow Jones branded content throughout the U.S., Europe and Asia

Factiva
A joint venture with Reuters, offering proprietary and third-party business information to corporate and professional markets

Barron's
The Dow Jones business and financial weekly

Far Eastern Economic Review
The leading business magazine of Asia

Vedomosti
A Russian-language newspaper published as a joint venture with the *Financial Times* and Independent Media

Ottaway Newspapers is a coast-to-coast group of 19 dailies, 14 Sunday papers and more than 30 weeklies and shoppers, with headquarters at Campbell Hall, N.Y. Daily circulation exceeds 570,000 and Sunday 527,000. Each Ottaway paper is published and edited locally, and each operates under a policy of autonomy intended to preserve the quality of service to the community it serves.

OTTAWAY DAILY NEWSPAPERS

Cape Cod Times
Hyannis, MA

The Daily Independent
Ashland, KY

The Daily Item
Sunbury, PA

The Daily News
Newburyport, MA

The Daily Star
Oneonta, NY

The Free Press
Mankato, MN

Gloucester Daily Times
Gloucester, MA

The Herald
Sharon, PA

The Joplin Globe
Joplin, MO

Mail Tribune
Medford, OR

The News-Times
Danbury, CT

Pocono Record
Stroudsburg, PA

The Portsmouth Herald
Portsmouth, NH

Press-Republican
Plattsburgh, NY

The Salem Evening News
Salem, MA

Santa Cruz Sentinel
Santa Cruz, CA

The Standard-Times
New Bedford, MA

Times Herald-Record
Middletown, NY

Traverse City Record-Eagle
Traverse City, MI

LEADING OTTAWAY WEEKLIES

The Cooperstown Crier
Cooperstown, NY

The Exeter News-Letter
Exeter, NH

Grand Traverse Herald
Traverse City, MI

The Hampton Union
Hampton, NH

Hubbard Press
Hubbard, OH

The Inquirer and Mirror
Nantucket, MA

The Land
Mankato, MN

The New Milford Spectrum
New Milford, CT

The Rockingham News
Plaistow, NH

York County Coast Star
York, ME

The York Weekly
York, ME


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BOARD OF DIRECTORS *Dow Jones & Company*



Peter R. Kann [1]
Chairman and
Chief Executive Officer
Dow Jones & Company



Rand V. Araskog [1,4]
Director of various
corporations



Christopher Bancroft [3]
Bancroft Operations



Harvey Golub [2,4]
Chairman and Chief
Executive Officer—retired
American Express
Company



Roy A. Hammer [4]
Partner
Hemenway & Barnes



Leslie Hill [4]
Pilot
American Airlines



Irvine O. Hockaday, Jr. [1,3]
Retired President and
Chief Executive Officer
Hallmark Cards, Inc.



Dieter von Holtzbrinck
Chairman of the
Supervisory Board
Verlagsgruppe Georg
von Holtzbrinck GmbH



Vernon E. Jordan, Jr. [1,4]
Senior Managing Director
Lazard Frères & Company



David K. P. Li [2,4]
Chairman and Chief
Executive Officer
The Bank of East Asia,
Limited



M. Peter McPherson [2,3]
President
Michigan State University



Frank N. Newman [2,3]
Chairman Emeritus
Bankers Trust Company



James H. Ottaway, Jr.
Senior Vice President
Dow Jones & Company
Chairman and CEO
Ottaway Newspapers, Inc.



Elizabeth Steele [4]
President
Main Street Landing
Company



William C. Steere, Jr. [1,4]
Chairman of the Board
Emeritus
Pfizer Inc.

Committee Memberships (1) Executive (2) Audit (3) Compensation (4) Corporate governance

OFFICERS AND SENIOR MANAGEMENT *Dow Jones & Company*

Peter R. Kann
Chairman of the Board
Chief Executive Officer
Publisher
The Wall Street Journal

Peter G. Skinner
Executive Vice President
General Counsel and
Secretary

Richard F. Zannino
Executive Vice President
Chief Financial Officer

L. Gordon Crovitz
Senior Vice President
Electronic Publishing

James H. Ottaway, Jr.
Senior Vice President
Chairman and
Chief Executive Officer
Ottaway Newspapers, Inc.

Edwin A. Finn, Jr.
President and Editor
Barron's

Karen Elliott House
President
International

Paul J. Ingrassia
President
Dow Jones Newswires

David E. Moran
President
Dow Jones Indexes

Joseph Richter
President and
Chief Operating Officer
Ottaway Newspapers, Inc.

Scott D. Schulman
President
Consumer Electronic
Publishing

Danforth W. Austin
General Manager
The Wall Street Journal

Robert L. Bartley
Editor
The Wall Street Journal

Paul E. Steiger
Managing Editor
The Wall Street Journal

Richard J. Tofel
Assistant to the Publisher
The Wall Street Journal

William A. Godfrey III
Vice President
Chief Technology Officer

I. Steven Goldstein
Vice President
Corporate
Communications

Ann Marks
Vice President
Chief Corporate Marketing
Officer

Guy A. Nardo
Vice President
General Services

James A. Scaduto
Vice President
Human Resources

Rosemary C. Spano
Vice President
Law

Christopher W. Vieth
Vice President
Finance and Controller

Thomas W. McGuirl
Treasurer

FINANCIAL RESULTS

FINANCIAL HIGHLIGHTS

CONSOLIDATED RESULTS

(In thousands, except per share amounts)	2001	2000	1999
Income Statement			
Revenues	$ 1,773,083	$ 2,202,618	$ 2,001,835
Operating income	110,199	498,226	389,541
Net income (loss)	98,220	(118,962)	272,429
Net income (loss) per share—diluted	1.14	(1.35)	2.99
Special Items included in above:(1)			
Operating Income (loss)	(73,219)		(2,755)
Net Income (loss)	(8,626)	(413,594)	50,017
Net Income (loss) per share—diluted	(.10)	(4.67)	.55
Financial Position and Cash Flows			
Cash and cash equivalents	21,026	49,347	86,388
Long-term debt	173,958	150,865	149,945
Stockholders' equity	41,777	158,768	553,490
Capital expenditures	128,759	187,035	190,739
Cash from operations	341,733	446,447	297,027
Purchase of treasury stock, net of put premiums	154,272	221,204	142,339
Revenues and Operating Income by Segment			
Revenues			
Print publishing	$ 1,106,934	$ 1,518,946	$ 1,320,797
Electronic publishing(2)	317,986	327,569	349,998
Community newspapers	348,163	356,103	331,040
Consolidated revenues	$ 1,773,083	$ 2,202,618	$ 2,001,835
Operating Income(3)			
Print publishing	$ 42,021	$ 400,157	$ 307,037
Electronic publishing	26,921	40,297	35,110
Community newspapers	84,826	94,482	84,959
Corporate	(43,569)	(36,710)	(37,565)
Consolidated operating income	$ 110,199	$ 498,226	$ 389,541

(1) Special items are detailed beginning on page 41.

(2) Electronic publishing 1999 revenues, expenses and operating income included Dow Jones Interactive, a significant portion of which was contributed to the company's Factiva joint venture with Reuters on July 1, 1999.

(3) Excluding restructuring and other special items, segment operating income was as follows:

	2001	2000	1999
Print publishing	$ 91,468	$ 400,157	$ 309,792
Electronic publishing	45,717	40,297	35,110
Community newspapers	85,147	94,482	84,959
Corporate	(38,914)	(36,710)	(37,565)
	$ 183,418	$ 498,226	$ 392,296

MANAGEMENT'S DISCUSSION AND ANALYSIS

Results in 2001 reflect a depressed global advertising environment, particularly in the company's core financial and technology advertising sectors, which adversely affected the company's advertising dependent businesses. The adverse advertising environment was further exacerbated by the September 11 terrorist attacks. After the attacks, the company experienced cancellations by advertisers as well as other lost revenue at its electronic businesses, totaling roughly $30 million in 2001. These lost revenues are estimated based on actual cancellations and pre-September 11 advertising trends. Finally, cyclically very strong revenues in 2000 and 1999 made 2001 comparisons difficult.

In response to this difficult business environment, the company took steps to better align its costs with its revenues by initiating three separate restructuring efforts. It also moved to aggressively reduce other operating expenses and capital expenditures, while tightly controlling working capital and other cash flow items. However, the company did preserve adequate spending for news gathering, news delivery, and marketing to maintain the premium quality, integrity and reliability of its brands and products. It also continued to fund long-term strategic projects, including completion of the color print expansion project at the U.S. Journal and the redesign of the Online Journal website.

2001 Results Compared to 2000

Net income in 2001 was $98.2 million, or $1.14 per share (all "per share" amounts included herein are based on GAAP net income or loss and use diluted shares). This compares to a net loss of $119 million, or $1.35 per share, in 2000. Included in earnings per share were special items netting to a loss of $.10 per share in 2001 and a loss of $4.67 per share in 2000. These special items are detailed beginning on page 41.

Revenues in 2001 decreased $429.5 million, or 20%, to $1.8 billion. Advertising revenue decreased $414.9 million, or 28%, reflecting the weak global advertising environment. Information services revenue increased $8 million, or 2.8%, primarily due to modest growth in Newswires revenue and an increase in paid subscriptions at the Online Journal at WSJ.com. Circulation and other revenue declined $22.6 million, or 5%, reflecting an increase in circulation more than offset by an increase in lower revenue-producing copies. Revenue from U.S. operations, which comprised 90% of total revenues, fell 20%, while revenue from international operations declined 13%.

Operating expenses of $1.7 billion were reduced by $41.5 million, or 2.4%, compared with 2000. Excluding special charges of $73.2 million in 2001, operating expenses were reduced by $114.7 million, or 6.7%, primarily due to reductions in promotional spending, lower newsprint consumption and overall company-wide cost reduction efforts. Newsprint expense was down 17%, reflecting a 21% reduction in consumption slightly offset by a 4.5% increase in average price per ton.

As a result of these factors, operating income in 2001 of $110.2 million (6.2% of revenues) dropped $388 million, or 78%, from $498.2 million (22.6% of revenues) in 2000. Excluding special charges, operating income of $183.4 million (10.3% of revenues) fell $314.8 million, or 63%, from $498.2 million in 2000.

The company completed its four year, $226 million project to triple color print capacity, from 8 to 24 pages and expand overall print capacity at The Wall Street Journal by 20%, from 80 to 96 pages. The new capacity will be put into full service in April 2002 when the company debuts enhancements to The Wall Street Journal, including a new fourth section (Personal Journal), and significantly expanded use of color for news and advertising throughout the paper. Benefits of this project include: reinforcing the Journal as a must-read for every serious businessperson; opening its pages to new readers; improving circulation economics by making it easier to attract new customers and retain existing ones; and attracting new advertisers (both color and black & white) to bring more ad revenue and reduce the company's reliance on technology and financial advertising categories.

The Online Journal redesign project was completed and launched in January 2002. This $28 million investment includes improvements in underlying infrastructure, including new servers, a new content management system and a simpler, more modern architecture to accommodate long-term growth in scale and new product initiatives. The redesigned site will include a new look and feel with easier user access to information and state-of-the-art personalization features aimed at increasing site usage.

2000 Results Compared to 1999

Net loss in 2000 was $119 million, or $1.35 per share, compared to net income of $272.4 million, or $2.99 per share, in 1999. Included in earnings per share were special items netting to a loss of $4.67 per share in 2000 and a gain of $.55 per share in 1999. These special items are detailed beginning on page 41.

Revenues in 2000 rose 10% to $2.2 billion from the $2 billion recorded in 1999, largely due to growth in advertising revenue in our print publishing segment. Revenues from U.S. operations comprised 91% of total revenues and increased 9.1% while revenues from international operations improved 20%. Advertising revenues increased 19% and accounted for all of the year over year increase in total company revenue. Information services revenues decreased 11% reflecting the contribution of Dow Jones Interactive (DJI) to the Factiva joint venture with Reuters on July 1, 1999, and our accounting for Factiva on the equity method. Adjusting for the de-consolidation of DJI revenues (DJI earned about $60 million of revenue in 1999), information services revenue was up about 10%. Circulation and other revenues decreased 0.5%, as higher circulation was offset by an increase in the number of lower revenue producing copies.

Operating expenses of $1.7 billion in 2000 grew $92.1 million, or 5.7%, from $1.6 billion in 1999. Excluding special items in 1999, operating expenses increased $94.9 million, or 5.9%, reflecting higher newsprint costs and promotional spending, partially offset by the de-consolidation of DJI expenses in 2000 (DJI spent roughly $60 million in 1999). Newsprint expense was up 21% in 2000 on a 9.7% increase in consumption and a 10.1% increase in average price per ton.

Operating income of $498.2 million (22.6% of revenues) in 2000 was up $108.7 million, or 28%, from $389.5 million (19.5% of revenues) in 1999. Excluding special items in 1999, operating income advanced $105.9 million, or 27%, from $392.3 million (19.6% of revenues) in 1999.

In September 2000, the company completed the key phase of The Wall Street Journal pagination project, which streamlines the production process and enables electronic composition of all news and advertising pages of The Wall Street Journal. Benefits include: getting fresher content into the Journal, while ensuring timely home delivery; simplifying the company's technology structure; and giving front-end control of the pages to the news and advertising departments. Barron's went live with the new system in the first quarter of 2001.

Segment Data

A summary of results of operations for each of the company's principal business segments as well as additional financial data is displayed in Note 16 to the financial statements.

The company's business and financial news and information operations are reported in two segments: print publishing and electronic publishing. The results of the company's Ottaway Newspapers subsidiary, which publishes 19 daily newspapers, 14 Sunday papers and more than 30 weeklies and shoppers in 12 states in the U.S., are reported in the community newspaper segment. Print publishing accounted for approximately 62% of 2001 revenues, community newspapers accounted for 20%, and electronic publishing comprised the remaining 18%.

Print publishing includes the operations of The Wall Street Journal and its international editions, Barron's and other periodicals, as well as U.S. television operations (results of the company's international television ventures are included in equity in losses of associated companies). Electronic publishing includes the operations of Dow Jones Newswires, Dow Jones Indexes, the Online Journal (including other Internet publishing sites), Dow Jones Interactive (up to July 1, 1999 when it was contributed to Factiva), and other. The company's 50% share of Factiva's results is reported in equity in losses of associated companies.

Print Publishing

(in thousands)	2001	2000	1999
Revenues			
U.S. Publications:			
Advertising	$ 705,961	$ 1,071,731	$ 892,317
Circulation and other	279,959	299,000	311,565
International Publications:			
Advertising	79,080	102,686	73,327
Circulation and other	41,934	45,529	43,588
Total revenues	1,106,934	1,518,946	1,320,797
Operating expenses	1,064,913	1,118,789	1,013,760
Operating income	$ 42,021	$ 400,157	$ 307,037

	2001	2000	1999
Special charges*	$ 49,447		$ 2,755
Depreciation and amortization	65,668	$ 64,965	62,562

*Special charges, which are included in operating expenses above, are detailed beginning on page 41.

In 2001, revenues fell $412 million, or 27%, from 2000. Advertising revenue for U.S. publications fell $365.8 million, reflecting a 37.6% decline in advertising linage at The Wall Street Journal as well as a 33.4% drop in Barron's national ad pages. International print revenues fell 18% as advertising linage at The Wall Street Journal Europe decreased 28%, linage at The Asian Wall Street Journal fell 27.7%, and at The Far Eastern Economic Review advertising pages declined 32.2%. U.S. television advertising license revenue decreased 41%.

Linage declines were driven by the overall softness in the global advertising markets, exacerbated by the company's heavy reliance on technology and financial advertising which were particularly hard hit and, together, comprised 41% of the U.S. Journal's total linage in 2001, down from 50% in 2000.

General advertising includes advertising from technology, automotive, telecommunications and professional services firms, as well as consumer and corporate image advertising. Linage for this category, which comprises 61% of total Journal linage, fell 39.6%, following a 19% gain in 2000 and a 21.9% improvement in 1999. Technology, the largest component of general advertising, fell 54.4% in 2001, after a 77% increase in 2000 and a 32% increase in 1999. Within technology, business-to-business e-commerce, which thrived during the first half of 2000 and much of 1999, dropped significantly in 2001, as did advertising for computer hardware and software. Beyond technology, general linage fell 29.8% due to lower telecommunications, professional service, travel and business to consumer advertising.

Financial advertising consists of advertising by banks, brokerage and investment firms as well as tombstones and initial public offerings. This category, which comprised 23% of total advertising in 2001, was down 42.3% in 2001, after increasing 4.2% in 2000 and 17.7% in 1999. The decline in 2001 reflects a cyclical downturn in the financial markets.

Classified and other linage, which accounts for the remaining 16% of total advertising, decreased 17.8%, reflecting softness in recruitment and real estate advertising, following gains of 12.3% in 2000 and 2% in 1999.

Circulation and other revenues for U.S. print publications declined $19 million, or 6.4%, in 2001. Average circulation for The Wall Street Journal was 1,798,000 in 2001 up from 1,789,000 in 2000 and 1,772,000 in 1999. Barron's average annual circulation was 291,000 compared with 305,000 in 2000 and 300,000 in 1999. Circulation revenues were down primarily due to a drop in paid orders, partially offset by a 2001 price increase in Journal single copy units.

Circulation and other revenue for international print publications in 2001 was down 7.9% from 2000. Average combined circulation for the international editions of The Wall Street Journal for 2001 was 185,000, up 8.8% from 170,000 in 2000 and compared with 147,000 in 1999, resulting from an increase in lower rate copies. Circulation revenue was also negatively affected by a stronger U.S. dollar, a decline in Wall Street Journal Europe newsstand revenue and volume declines at The Far Eastern Economic Review.

Print publishing expenses in 2001 were reduced by $53.9 million, or 4.8%, below 2000 levels. Excluding special items, expenses declined by $103.3 million, or 9.2%, largely as a result of lower advertising and promotional expenses, lower newsprint costs and other cost reductions. Newsprint expense decreased 21%, as a result of a 24% decrease in consumption slightly offset by a 4.5% increase in average newsprint prices.

Print publishing operating income of $42 million (3.8% of revenues) in 2001 fell $358.1 million, or 89%, from 2000. Excluding special items, print publishing operating income of $91.5 million (8.3% of revenues) fell $308.7 million, or 77%, from $400.2 million (26.3% of revenues) in 2000.

In 2000, revenues for print publishing grew $198.1 million, or 15%, from 1999, largely reflecting a 14.1% advertising linage gain at The Wall Street Journal. Barron's revenue improved 12% as a result of a 12.9% increase in national ad pages. Revenue from the international publications rose 27% as a result of a 14.9% linage increase at The Wall Street Journal Europe, a 25.2% increase at The Asian Wall Street Journal and 35.2% advertising page growth at The Far Eastern Economic Review. Other contributing factors were U.S. television advertising revenue more than doubled when compared to 1999, offset by a decline in U.S. circulation and other revenues of 4% in 2000.

Print publishing expenses in 2000 rose $105 million, or 10%, from a year earlier. Excluding a $2.8 million restructuring charge in 1999, expenses grew $107.8 million, or 11%. Expense growth was largely volume-related coupled with increased promotional spending. Newsprint expense was up 21%, driven by a 10% increase in usage and a 10% increase in average price.

Print publishing operating income in 2000 increased $93.1 million, or 30%, from 1999. Excluding special items, operating income of $400.2 million (26.3% of revenues) advanced $90.4 million, or 29%, from $309.8 million (23.5% of revenues) in 1999.

On January 1, 2000, Dow Jones exchanged 49% of its ownership of The Wall Street Journal Europe and other investments for a 22% interest in Handelsblatt, Germany's leading business newspaper and a subsidiary of von Holtzbrinck Group. In conjunction with this new alliance, the company initiated expanded promotional programs to position The Wall Street Journal Europe to be the leading regional business publication in Europe.

Electronic Publishing

(in thousands)	2001	2000	1999
Revenues			
Dow Jones Newswires:			
North America	$ 193,134	$ 192,019	$ 172,193
International	41,864	39,894	36,868
Total Newswires	234,998	231,913	209,061
The Wall Street Journal Online	37,038	50,219	30,939
Dow Jones Indexes	16,021	14,637	12,924
Other*	29,929	30,800	97,074
Total revenues	317,986	327,569	349,998
Operating expenses	291,065	287,272	314,888
Operating income	$ 26,921	$ 40,297	$ 35,110

Special charges**	$ 18,796		
Depreciation and amortization	22,421	$ 25,261	$ 23,262

* Results in 1999 included Dow Jones Interactive (DJI), a significant portion of which was contributed to the Factiva joint venture, effective July 1, 1999. Factiva is recorded as an equity investment.

** Special charges, which are included in operating expenses above, are detailed beginning on page 41.

In 2001, electronic publishing revenue fell $9.6 million, or 2.9%, from 2000, largely reflecting a drop in advertising revenue at the Online Journal. Expenses increased $3.8 million, or 1.3%. Excluding special charges, operating expenses decreased $15 million, or 5.2%, largely due to cost reduction efforts at the Online Journal and other electronic publishing businesses. Excluding special charges, losses in 2001 from the Online Journal and related vertical sites were 13% less than losses in 2000 as cost cutting efforts more than offset revenue shortfalls (including these charges, Online Journal and related vertical site losses were 22% worse). Electronic publishing operating income of $26.9 million (8.5% of revenues) decreased $13.4 million, or 33% from 2000. Excluding special items, operating income of $45.7 million (14.4% of revenues) increased $5.4 million, or 13%, from $40.3 million (12.3% of revenues) in 2000.

Dow Jones Newswires revenue in 2001 increased $3.1 million, or 1.3%, from 2000. International newswire revenue posted a gain of 4.9%, while North America revenue grew 0.6%. North America revenue growth was driven by growth in financial firms, Internet sites and non-retail agreements, partially offset by a decline in retail revenue due to continued retrenchment in the securities industry. The 4.9% gain in international reflected growth in non-traditional distribution channels (such as online brokerages, e-commerce sites and wholesale agreements). At the end of 2001, there were 330,000 newswire terminals compared with 346,000 a year ago. North America terminals decreased 23,000, offset by an increase of 7,000 terminals throughout the rest of the world. Excluding special items, Newswires expenses rose 2.4%.

The Online Journal and related verticals revenue in 2001 fell $13.2 million, or 26%, from 2000, reflecting a 50% decline in advertising revenue and an 8.7% rise in subscription revenue. The ratio between advertising and subscription revenue for 2001 was 41% to 59%, respectively, versus 59% advertising to 41% subscription in 2000. The number of Online Journal subscribers at the end of 2001 reached 626,000, up from 535,000 in 2000 and 375,000 in 1999. At year-end 2001, the average number of different individuals who accessed at least one page of the Online Journal subscriber-only content over the course of a 24-hour day was 107,000 compared with 100,000 in 2000 and the average monthly page views per user was 137 in 2001 versus 122 in 2000. Excluding special items, operating expenses were reduced 21% below 2000 levels.

Dow Jones Indexes revenue in 2001 increased $1.4 million, or 9.5%, reflecting an increase in exchange-traded funds, custom indexes/calculation agent and royalty revenues. Excluding special items, operating expenses grew 9.7%.

In 2000, electronic publishing's revenue and expense comparisons relative to 1999 are distorted by the fact that 1999 includes a half-year of Dow Jones Interactive (DJI), which was contributed to the Factiva joint venture in mid-1999. Revenues decreased $22.4 million, or 6.4%, as revenue increases at other electronic publishing products could not offset the loss of DJI revenue. Expenses fell $27.6 million, or 8.8%. After adjusting for DJI, expenses for 2000 increased about 13%, largely due to promotion of the company's interactive products, including Internet development costs and continued expansion of the Newswires business, principally internationally. This was partially offset by the December 1999 sale of the company's IDD Enterprises subsidiary and the April 1, 2000 contribution of dowjones.com to the Work.com joint venture. Electronic publishing's 2000 operating income of $40.3 million (12.3% of revenues) increased $5.2 million, or 15%, from $35.1 million (10% of revenues) in 1999.

Community Newspapers

(in thousands)	2001	2000	1999
Revenues			
Advertising	$ 247,367	$ 256,015	$ 237,005
Circulation and other	100,796	100,088	94,035
Total revenues	348,163	356,103	331,040
Operating expenses	263,337	261,621	246,081
Operating income	$ 84,826	$ 94,482	$ 84,959

Special charges*	$ 321		
Depreciation and amortization	16,450	$ 17,234	$ 17,845

* Special charges, which are included in operating expenses above, are detailed beginning on page 41.

In 2001, community newspaper revenues declined 2.2% from 2000. This relatively modest decrease in revenue largely resulted from an $8.6 million, or 3.4%, decline in advertising revenue, which comprised 71% of total revenue. Overall advertising linage fell 3.1% in 2001, with linage at the daily papers down 4.2%, while up 3.3% at the non-dailies. Circulation and other revenues showed a slight improvement of 0.7%. Average circulation for the dailies was 540,000 in 2001 versus 546,000 in 2000. Operating expenses rose 0.7% resulting from higher administration costs, which were nearly offset by savings in newsprint consumption and other cost containment efforts. Newsprint costs declined 1.2% on a 5.1% reduction in consumption and a 4% increase in average newsprint prices. Operating income of $84.8 million (24.4% of revenues) decreased $9.7 million, or 10%, in 2001. Excluding special items, operating income of $85.1 million (24.5% of revenues) decreased $9.3 million, or 9.9%, from $94.5 million (26.5% of revenues) in 2000.

In 2000, community newspapers reported a 7.6% increase in revenues from 1999. The revenue growth largely resulted from a $19 million, or 8%, increase in advertising revenue. Community newspapers overall advertising linage rose 3.6% in 2000, with linage at the daily papers up 3.9% and 1.6% at non-dailies. Operating expenses in 2000 rose 6.3%, resulting from higher newsprint, promotion and print delivery costs. Operating income increased $9.5 million, or 11%, in 2000.

The company is considering possible sales or swaps of existing Ottaway papers to enhance its portfolio of community newspapers.

Special Items

The following table summarizes special items by year. The term "special items" as used throughout management's discussion and analysis, refers to those items within the table.

Summary of Special Items

(in millions, except per share amounts)	2001 Income			2000 Income			1999 Income		
	Pretax	Net	EPS	Pretax	Net	EPS	Pretax	Net	EPS
Included in operating income:									
Restructuring charges	($39.3)	($23.5)	($.27)				($2.8)	($1.6)	($.02)
WFC operating lease	(32.2)	(19.3)	(.23)						
WTC disaster-related	(1.7)	(1.0)	(.01)						
Included in non-operating income:									
Shut-down of Work.com	(2.4)	(1.6)	(.02)						
SmartMoney operating lease	(3.6)	(2.2)	(.02)						
Early extinguishment of debt-CNBC Europe	1.2	.7	.01						
International TV restructuring				$ 3.2	$ 2.1	$ .02			
Reserve for contract guarantee	17.1	17.1	.20	(255.3)	(255.3)	(2.93)			
Write-downs of investments:									
iBEAM	(4.0)	(4.0)	(.05)						
Nation Multimedia	(4.8)	(4.8)	(.06)						
Bridge Information Systems				(166.4)	(166.4)	(1.90)			
OptiMark Technologies				(12.1)	(12.1)	(.14)			
Investment gains (losses):									
DJ Financial Publishing				13.8	9.5	.10			
SportsTicker Enterprises				6.4	4.8	.05			
Swap of NextVenue shares for iBEAM shares				3.8	3.8	.04			
USSB Inc.							57.6	57.3	.63
OptiMark Technologies							10.6	10.6	.12
IDD Enterprises							(16.3)	(16.3)	(.18)
Income tax valuation allowance		30.0	.35						
Total	($69.7)	($8.6)	($.10)	($406.6)	($413.6)	($4.67)*	$49.1	$50.0	$.55

*Per share amounts for each special item were calculated using the average shares outstanding during the quarter that the transaction occurred. Therefore, the total of the individual items does not add to the full-year earnings per share on special items.

2001 Special Items
In 2001, pretax income included special charges of $69.7 million. After taxes and minority interests, special items netted to a loss of $8.6 million, or $.10 per share, as follows:

Special charges against operating income totaled $73.2 million. These charges include: $39.3 million in restructuring charges related to workforce reductions and related asset write-downs; $32.2 million to record losses related to the relocation of certain personnel from the company's World Financial Center headquarters; and $1.7 million to cover expenses related to the September 11 terrorist attacks.

Special items recorded below operating income netted to a gain of $3.5 million. These included income of $17.1 million on a contract guarantee, partially offset by investment write-downs of $8.8 million and special items netting to a charge of $4.8 million in equity in losses of associated companies.

A tax benefit of $30 million was recorded in the fourth quarter of 2001 as the company believes that it is more likely than not that it will use a portion of its capital loss carryforwards to offset capital gains on impending sales of certain Ottaway newspapers. Consequently, the valuation allowance against these carryforwards was reduced in an amount equal to the anticipated net tax benefit.

Additional details of each of the above items follows, with a summary provided in the table on page 41.

Restructuring Charges
In 2001, the company initiated three separate workforce reductions totaling roughly 550, or 6%, of its full-time employees. Severance and other exit costs related to these workforce reductions, which occurred in every business segment, amounted to $34.9 million. The company also wrote down assets that were made obsolete or redundant, or were abandoned totaling $4.4 million. Annualized cost savings associated with the workforce reduction is expected to be about $47 million. As of December 31, 2001, 91% of the employees that were part of the workforce reduction were terminated and the remaining separations will be completed in the first half of 2002. About $12.9 million of these costs remained to be paid in 2002.

World Financial Center
The company's corporate headquarters is located in seven floors of leased office space at the World Financial Center, which was adjacent to the World Trade Center. As a result of the Trade Center attacks, our office space sustained significant damage. Approximately 60% of this space, including furniture and related equipment, has been determined to be a total loss. The company has insurance policies that cover property damage, extra expenses and business interruption and is currently in discussions with its insurance providers to determine the amount of the claim. Based on these discussions, the company believes it will recover the book value of $15 million in assets destroyed in addition to costs incurred of $2 million related to the clean-up of the office space. The company has written off the book value of these assets and recorded a receivable, included in other non-current assets.

Further, the company announced in October 2001 that it intended to permanently relocate various personnel from four floors of the World Financial Center, primarily to company-owned facilities in South Brunswick, New Jersey. The company recorded a charge of $32.2 million in the fourth quarter of 2001, reflecting undiscounted lease obligations (through the lease expiration in mid-2005) on the vacated floors and $3.7 million to write down undamaged leasehold improvements on these floors.

The company will re-occupy the remaining three floors once reconstruction has been completed and they have been determined suitable for occupancy.

September 11 Expenses
Charges of $1.7 million were recorded to cover temporary relocation costs and a charitable donation of $1 million to the September 11 Fund, partly offset by savings from World Financial Center rent abatement.

Contract Guarantee
In 1998, the company completed the sale of its Telerate business to Bridge Information Systems (Bridge). Under the terms of the sale, Dow Jones retained its guarantee of payments of certain annual minimum payments for data acquired by Telerate from Cantor Fitzgerald Securities (Cantor) and Market Data Corporation (MDC) under contracts entered into when Telerate was a subsidiary of Dow Jones. As further discussed herein, in December 2000, the company established a reserve in the amount of $255 million representing the present value of the estimated annual minimum payments over the remainder of the contract (through October 2006), using a discount rate of approximately 6%.

At December 31, 2001, the company's reserve for the contract guarantee was $232.4 million. The reserve reduction resulted from: Dow Jones making a $5.8 million payment under its guarantee for amounts not paid by Bridge prior to its bankruptcy; payments totaling $31.1 million that Bridge made after its bankruptcy filing; partially offset by amortization of discount on the reserve balance of $14 million.

In October 2001, the bankruptcy court granted Bridge's motion to reject Telerate's contracts with Cantor and MDC. Telerate has indicated that it has ceased operations and is no longer receiving the government securities data from Cantor and MDC and will not be making payments to Cantor and MDC. Cantor and MDC advised the company that they would be seeking payment from Dow Jones of an amount they allege was due on November 15 under the contract guarantee and future payments due through 2006. The company has various substantial defenses to these claims.

On November 13, 2001, the company filed a lawsuit in the Supreme Court of the State of New York seeking a declaratory judgment with respect to the contract guarantee and the claims of Cantor and MDC. In this lawsuit the company has asked the court to find that the company does not and will not owe any payment under the contract guarantee through October 2006. In the alternative, the company has asked the court to find that if any amount is owed, it must be reduced by amounts that Cantor and MDC receive or should have received from other distribution of the data. MDC and Cantor Fitzgerald have filed motions to dismiss, counterclaims, and an additional lawsuit against the company disagreeing with the company's position and asserting damages of approximately $250 million.

Due to the stage of the lawsuit at December 31, 2001, it is not possible to determine whether the court will find that any obligation the company had under the guarantee may be dismissed or reduced. Accordingly, the company believes the balance of the reserve continues to be appropriate.

Write-down of Investments
In 2001, the company realized a loss of $8.8 million from impairment in the value of its investments in Nation Multimedia Group Public Co. ($4.8 million), and iBEAM Broadcasting Corp. ($4 million). These investments are marketable equity securities, which are carried at their market price. Prior to the realization of losses for these investments in the third quarter of 2001, the company recorded the unrealized losses associated with these investments directly to other comprehensive income in Stockholders' Equity.

The company holds a less than 10% interest in Nation Multimedia Group Public Company, a diversified media company based in Thailand, which is publicly traded on the Bangkok Exchange. Prior to and during 2000 there had been volatility in the market price of Nation Multimedia. At December 2000, the company's investment in Nation Multimedia was valued at $3.9 million and the company had recorded $3.4 million of unrealized losses through other comprehensive income. The company's investment continued to decline in 2001, and in the third quarter the company determined the impairment of the investment was other than temporary. This determination was based on the investment's declining market price in 2001, approximately a 37% decline through September 30, 2001, combined with increased economic uncertainty in Southeast Asia, which was significantly heightened after the September 11 terrorist attacks.

In October 2000, the company received shares of iBEAM Broadcasting Corporation (iBEAM) in exchange for the company's shares of NextVenue Inc. The company valued the consideration based on the market value of the shares it received on the date the purchase of NextVenue was consummated in October 2000. The market value of iBEAM began to deteriorate in the fourth quarter of 2000 and continued to deteriorate throughout 2001. As of December 31, 2000, the company had recorded $3.3 million of unrealized losses in other comprehensive income. In March 2001, iBEAM's 10-K public filing included a going concern opinion. In April 2001, iBEAM announced it would restructure its operations and was considering selling the company. In May 2001, Nasdaq notified iBEAM that it may be delisted because its stock was trading below the $1.00 minimum. iBEAM received an extension and in September, its shareholders approved a one-for-ten reverse stock split, which was expected to raise the market value. The reverse stock split failed to increase the market value and the stock continued to trade below the minimum trading level, and a delisting was likely. Considering the impact of the September 11 terrorist attacks on the economy, a near term rebound was not likely. Therefore, the company realized a loss of its full $4 million investment in September 2001. Subsequent to the company's write-down, iBEAM announced it was filing for bankruptcy and selling its assets.

Special Items in Equity Investments

Equity in losses of associated companies included special items netting to a charge of $4.8 million, as follows: a charge of $3.6 million related to a loss on an office lease abandoned by SmartMoney; a gain of $1.2 million related to the early extinguishment of debt at CNBC Europe; and a charge of $2.4 million for costs related to the shut-down of Work.com.

2000 Special Items

In 2000, the company recorded special items which netted to a loss of $406.6 million ($413.6 million after taxes and minority interest, or $4.67 per share), as follows:

The company recorded write-downs totaling $178.5 million, on the company's investments in Bridge and OptiMark Technologies, Inc. (OptiMark) and a reserve of $255 million for a contract guarantee related to the sale of Telerate. These charges were partially offset by net gains on sales of businesses and investments totaling $18.1 million. Also, in 2000, a 1998 restructuring charge ($2.1 million after taxes) relating to an equity investment was reversed, resulting from the favorable disposition of a satellite lease in Europe.

Additional details of the above items follows, with a summary provided in the table on page 41.

Investment Write-downs

The company wrote down the carrying value of its investments in Bridge and SAVVIS Communications Corp. (in aggregate, $166.4 million) and OptiMark Technologies, Inc. ($12.1 million).

Dow Jones accounted for these investments under the cost method; therefore, changes in the value of the investment are not recognized unless there is impairment in value of the investment that is deemed to be "other than temporary." It is the company's policy to continually monitor investments for indications of impairment.

The purchase price for the sale of Telerate in 1998 to Bridge consisted of $150 million aggregate par value of 5 year, redeemable, convertible, 4% preferred stock of Bridge, which was included in other investments, and cash of $360 million. In 1999, Dow Jones acquired approximately 1.78 million shares of SAVVIS Communications Corp. at 50 cents per share for an aggregate cost of $.9 million and issued subordinated debt to Bridge which had a carrying value (including interest) of $2.9 million. Bridge was SAVVIS' largest customer and shareholder and a significant vendor for technical support services.

Throughout 2000, Bridge experienced continued operating shortfalls from plan and experienced a need for substantial relief from its bank lenders and additional financing. These developments, when combined with the pricing of its third quarter issuance of convertible notes, clearly demonstrated that there was a decline in the value of the company's preferred stock holdings. In addition, Bridge notified its lenders that as of September 30, 2000, it was not in compliance with certain financial covenants under its outstanding credit agreement. Bridge's principal shareholder had taken over management of the company and launched several initiatives focused on improving operations, increasing revenues and raising additional capital. However, there was no assurance that these efforts would be successful. These factors, combined with the lack of updated long-term forward projections, left Dow Jones management with insufficient objective evidence to determine that the decline in value of the company's preferred stock holdings was temporary. Using the third quarter convertible notes financing transaction as a benchmark, Dow Jones recorded a charge to earnings in the third quarter of 2000 of $82.3 million to write down this investment (there was no tax benefit as this was a capital loss). Also, the company discontinued accruing dividends on its preferred stock holdings effective with the third quarter of 2000. The revised carrying value for this investment at September 30, 2000, was $80.3 million.

Bridge's financial position continued to deteriorate during the fourth quarter of 2000, and it continued to experience severe operational difficulties. During the fourth quarter and continuing into January and early February 2001, Bridge's primary investor, Welsh Carson Anderson & Stowe, engaged in negotiations with Bridge and its lenders in an effort to reach an agreement to restructure Bridge's debt, arrange additional financing and significantly reorganize its operations. However, those negotiations did not reach a successful conclusion and on February 15, 2001, Bridge filed a petition under Chapter 11 of the Bankruptcy Code with a view to seeking a sale of its assets in order to repay its creditors in whole or in part.

In light of the foregoing events, Dow Jones concluded that its Bridge-related investments had been further impaired, and were now worthless. As a result, in the fourth quarter of 2000, the company wrote off $84.1 million representing the remaining value of the Bridge preferred stock, the Bridge subordinated debt and the SAVVIS stock.

The company holds a minority interest in OptiMark Technologies, Inc. consisting of preferred and common shares with an aggregate cost of $12.1 million. During the second quarter of 2000, OptiMark began experiencing operating and cash flow difficulties. The conditions worsened during the third quarter 2000 which prompted OptiMark to institute a short-term restructuring plan and seek additional financing to sustain its operations. The company believed that any impairment in this investment was only temporary. In the fourth quarter of 2000, the company was advised that the additional financing had been delayed. In addition, OptiMark's short-term restructuring plan was not generating sufficient cash flow. Public filings also indicated there was question of OptiMark's ability to continue as a going concern. As a result of these factors, the company determined that the impairment was other than temporary and wrote off the full investment in the fourth quarter of 2000.

Contract Guarantee

Under the terms of the company's 1998 sale of Telerate, Dow Jones retained its guarantee of payments under certain circumstances of certain annual minimum payments for data acquired by Telerate from Cantor Fitzgerald Securities (Cantor) and Market Data Corporation (MDC) under contracts entered into when Telerate was a subsidiary of Dow Jones. The annual minimum payments average approximately $50 million per year through October 2006 under certain conditions. Bridge agreed to indemnify Dow Jones for any liability Dow Jones incurred under the contract guarantee with respect to periods subsequent to Bridge's purchase of Telerate. However, Bridge filed for bankruptcy protection on February 15, 2001, after unsuccessful attempts to reorganize its operations and arrange for additional financing.

Dow Jones believes that MDC and Cantor have the obligation to cover, mitigate or otherwise reduce or avoid any losses or damages to Dow Jones under the contract guarantee, including by securing the best possible commercial terms for the supply of the subject data to a third party or parties. MDC and Cantor deny that they have this obligation. Dow Jones believes that any and all amounts which are received by MDC and/or Cantor in respect of such data would reduce any liability that Dow Jones might have under the contract guarantee. As of December 31, 2000, there was a high degree of uncertainty, however, as to what value the data might have in the marketplace, whether an agreement would be reached by MDC and/or Cantor to supply the data to a third party or parties, the financial position of such party or parties, the timing of any such agreement, and various related factors. Therefore, it was not possible for Dow Jones to determine with any certainty that any such offsets would in fact be realized, or at what time or in what amounts. Consequently, in December 2000, the company established a reserve in the amount of $255 million representing the present value of the estimated annual minimum payments over the remainder of the contract (through October 2006) using a discount rate of approximately 6%. (As explained above, Dow Jones has commenced a lawsuit (which is opposed by MDC and Cantor) seeking to establish the absence of any liability under the guarantee.)

Net Gains on Sale of Businesses and Investments

These net gains totaled $18.1 million, as follows: a gain of $9.5 million from the sale of Dow Jones Financial Publishing Corp.; a gain of $4.8 million on the sale of the company's minority interest in SportsTicker Enterprises L.P.; and a net gain of $3.8 million resulting from the exchange of the company's holdings in NextVenue Inc. for shares issued through a merger of iBEAM Broadcasting Corp.

1999 Special Items

Earnings in 1999 included net gains on sales of businesses and investments of $51.6 million and a net restructuring charge of $1.6 million for employee severance associated with the conversion to electronic pagination of The Wall Street Journal. Details are provided in the table on page 41.

Staffing Costs

At December 31, 2001, the company employed about 8,100 full-time employees, down 5.8%, or nearly 500 employees from a year ago, largely due to a general workforce reduction. At December 31, 2000, the number of employees was nearly 8,600, up 4.9% from 1999, largely due to international expansion. Consolidated employee compensation expense (including retirement plans and medical benefits) was approximately 46% of total operating expenses in 2001, compared with 42% of total operating expenses in 2000 and 1999, excluding restructuring charges in both 2001 and 1999. The increase in percentage from 2000 was primarily due to total operating expenses decreasing at a higher rate than compensation, as a result of increases in fringe benefit costs and annual salary increases and cost cutting in non-compensation expense areas.

Other Income/Deductions

Investment income, net of interest expense, in 2001 was $.9 million, down from $6.1 million in 2000. The reduction in interest income was due to the elimination of accrued Bridge dividends after the first half of 2000 coupled with a reduction of interest income due to lower cash balances in 2001.

The company's share of losses from equity investments was $17.2 million in 2001 and 2000. Excluding special items in both 2001 and 2000, equity losses improved $8 million largely reflecting an increase in the company's 50% share of Factiva profits (formed on July 1, 1999), reduced losses at SmartMoney, the shut-down of Work.com and lower losses at the international television joint ventures. Partly offsetting these gains were decreased earnings from the Handelsblatt and VWD investments. Special items netted to a $4.8 million loss in 2001, consisting of a loss on an office lease of SmartMoney and costs associated with the shut-down of Work.com, offset by a gain relating to the early extinguishment of debt for CNBC Europe. In 2000, equity in losses included a $3.2 million gain relating to the favorable disposition of a satellite lease at CNBC Europe.

In 2001, the company recorded special items netting to a gain of $17.1 million relating to payments by Bridge in excess of the amortization of discount, related to the previously discussed reserve for contract guarantee (see also Note 2 to the consolidated financial statements). The company also recorded a write-down of $8.8 million, from the previously discussed impairment of the company's investments in Nation Multimedia Group Public Co. and iBEAM Broadcasting Corp.

In 2000, the company recorded $255 million for the previously discussed reserve for the contract guarantee, $166.4 million for write-downs in the company's Bridge-related investments, $12.1 million for the write-down of its investment in OptiMark Technologies, Inc., and $24 million in pretax gains on sales of businesses and investments.

Included in 1999 earnings were pretax gains of $10.6 million from the sale of a portion of the company's minority interest in OptiMark Technologies, Inc., and $57.6 million from the sale of the company's interest in United States Satellite Broadcasting, Inc. In addition, the company recorded a pretax loss of $16.3 million from the sale of IDD Enterprises, L.P., a wholly owned subsidiary.

Income Taxes

The effective income tax rate in 2001 and 2000 was distorted by a reduction in the tax valuation allowance in 2001 (related to the expectation of utilizing a portion of the company's capital loss carryforwards) and the non-deductibility of the reserve for the contract guarantee and the investment write-downs in 2000. The following table shows the impact of these items.

	2001	2000	1999
Effective income tax rate (net of minority interests)	9.9%	252.5%	34.8%
Effective income tax rate (net of minority interests) excluding special items	40.0%	39.2%	39.7%

At December 31, 2001, the company had available approximately $485 million of capital loss carryforward (a deferred tax asset of $183 million of which $153 million was fully reserved through a valuation allowance). The company may utilize the carryforward through 2003. In addition, the company has recorded an unrecognized capital loss carryforward of $402 million (a deferred tax asset of $153 million which was fully reserved) that will be available for use for five years from the year it is recognized for tax purposes.

Based on a plan the company completed at year-end 2001 to utilize existing capital loss carryforwards prior to their expiration, the company has reduced its tax valuation allowance by $30 million ($.35 per share) in 2001. These capital loss carryforwards, which largely related to the sale of Telerate, had been previously fully reserved. Sales of certain Ottaway newspapers, which will generate capital gains, are pending and the company believes that it is more likely than not that it will be able to realize a net tax savings of $30 million on future sales of these properties.

Accounting Pronouncement

In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets." SFAS 142 requires that an intangible asset that is acquired either individually or with a group of other assets be initially recognized and measured based on fair value. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized. All intangible assets, including goodwill, are tested at least annually for impairment. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The company will adopt the provisions of SFAS 142 as of January 1, 2002, and expects a reduction in expenses of approximately $4 million in 2002, with respect to businesses held at the end of 2001.

Financial Position

During 2001, the company paid $154 million to repurchase 2.6 million shares of its common stock. As of December 31, 2001, puts are outstanding covering 667,000 shares at strike prices ranging from $55.01 to $60.26 per share, with exercise dates through April 2002. The company has the option of net share settlement on these contracts. As of December 31, 2001, approximately $452.8 million remained under board authorization for share repurchases, after reserving for the possible exercise of outstanding puts.

Cash provided by operations in 2001 was $341.7 million, down $104.7 million, or 23%, from 2000's $446.4 million. The decrease in 2001 from 2000 was primarily due to lower operating profits, mitigated by lower income tax payments, in part due to the deferral of tax payments to 2002, and improvements in collections in receivables. Cash and cash equivalents were $21 million as of December 31, 2001, versus $49.3 million at year-end 2000.

In addition to the share repurchases in 2001, the company also funded capital expenditures of $129 million (including $41 million for The Wall Street Journal color print expansion project and $19 million for the Online Journal redesign), paid dividends of $85.8 million and invested $52.6 million in various affiliated strategic alliances, while only increasing its debt balance slightly, from $151 million to $174 million.

In 2000, in addition to buying back $221 million in the company's stock, the company funded capital expenditures of $187 million (including $71 million for The Wall Street Journal color and print expansion project), paid dividends of $88.1 million and invested $50.4 million in various affiliated companies. In 1999, the company repurchased shares totaling $142 million, funded capital expenditures of $190.7 million, paid dividends of $87.2 million and invested $52.2 million in various investments.

In 2002, the company expects its beginning cash balance and cash provided by operations to be sufficient to meet its normal recurring operating commitments, fund capital expenditures and pay dividends. If necessary, the company's liquidity requirements may be funded through the issuance of commercial paper, which is supported by a $430 million revolving credit agreement with several banks, $290 million through June 24, 2002, and $140 million through June 24, 2006. The company plans to extend the credit agreement prior to its expiration. Borrowings may be in the form of commercial paper, bank loans or long-term notes under a $300 million shelf registration statement filed with the Securities and Exchange Commission. Commercial paper, amounting to $174 million at December 31, 2001, is classified as long-term, as it is the company's intent to refinance such obligations on a long-term basis. The company's borrowing capacity is limited by certain debt covenants, based on cash flow measures. As of year-end 2001, the company may borrow up to an additional $186 million. The company's debt ratings, which affects the amount of debt-related fees, are 'AA–/Aa3.' Additional sources of liquidity in 2002 will likely result from the sale of certain Ottaway newspapers.

The company expects capital expenditures to be $90 million in 2002, including $29 million in remaining spending for the color print expansion project, compared with $129 million in 2001 and $187 million in 2000.

Market Risk

In January 2002, the company entered into forward foreign currency exchange contracts to exchange $22.4 million for 15.6 million British pounds and to exchange $20.7 million for 23.4 million euro. These contracts, which expire ratably over 2002, are designated as cash flow hedges of anticipated operating expenses that are denominated in these foreign currencies.

These contracts are entered into to protect against the risk that such expenses will be adversely affected by changes in exchange rates. Such losses could be significant if a major devaluation were to occur. By using these derivative instruments the company is exposed to the adverse effect that a change in currency has on the value of a financial instrument. The company manages this market risk by establishing and monitoring limits as to the degree of risk that may be undertaken. The company's derivative activities are monitored by its treasury and finance functions. Realized gains or losses on foreign currency forward contracts are recognized currently through income and generally offset the transaction losses or gains on the foreign currency cash flows which they are intended to hedge.

The company's commercial paper outstanding of $174 million at December 31, 2001, is also subject to market risk as the debt reaches maturity and is reissued at prevailing interest rates. At December 31, 2001, interest rates outstanding ranged from 2.03% to 3.38%, with a weighted-average of 3.24%. The bulk of this debt matures in the first quarter of 2002.

Outlook—2002

The slowing of the U.S. economy and global advertising market began in late-2000 and continues into 2002. This, together with the prevailing uncertainty concerning when a business recovery might take hold, makes forecasting the company's financial outlook for 2002 quite difficult.

In building our 2002 plans, we have assumed modest economic improvement off of the depressed levels of 2001, with this improvement starting quite slowly in the first quarter but building as the year progresses. More specifically, we assume that we are currently at the bottom of this economic and advertising cycle and that the first half of 2002 improves over current levels, but does not get back to first half 2001 levels. We further assume that the environment further improves in the second half of 2002, rising above the depressed second half of 2001. The result of this scenario would be modest improvement for the full year, but an advertising environment still well below normal.

Our Journal linage expectations track these assumptions, and also include the benefits of our color print expansion project such that, for the full-year 2002, we assume mid-single-digit linage growth at The Wall Street Journal. Adding in modest improvement elsewhere in the portfolio derives mid-single-digit total revenue growth for the year.

We will again aggressively control expenses. Total 2002 operating expenses are planned up in the range of 2%. We also project about breakeven performance at our equity investments which, together with modestly higher interest expense, yields an EPS estimate around the year-end 2001 $1.57 consensus estimate for 2002, not factoring in a possible gain from the sale of Ottaway properties (see Note 19 to the consolidated financial statements).

We project our depreciation and amortization expense to be about $120 million, reflecting increased depreciation from the color print expansion project and net of about $4 million in savings from SFAS 142.

For the first quarter 2002, we are projecting a linage decline of 20% to 30%. Together with advertising softness at Barron's, the Online Journal and in our International Print businesses and flat performance at Ottaway, this implies a low- to mid-teens percentage revenue decline in the first quarter. We will continue to control expenses, which will be about 7% to 8% below year-ago levels in the quarter. These assumptions would result in estimated diluted EPS in the $.01 to $.10 per share range, compared to reported earnings of $.07 per share last year, which included $.10 per share of net special charges.

Critical Accounting Policies

The company's discussion and analysis of its financial condition and results of operations are based upon the company's consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of these financial statements requires the company to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. The company's accounting policies affect its more significant judgments and estimates used in the preparation of its financial statements. Refer to Note 1 of the company's consolidated financial statements for the company's significant accounting policies.

INFORMATION RELATING TO FORWARD-LOOKING STATEMENTS

This document contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those anticipated. Such risks and uncertainties include, but are not limited to: the cyclical nature of the company's business and the strong negative impact of economic downturns on advertising revenues; the possibility that the current weak advertising market, particularly in the financial and technology segments, will not improve or will improve more slowly than anticipated, and if it does improve, the possibility that the company will be unable to capitalize on the improvement in the face of competition for the advertising revenues from other publications and services; the company's ability to limit and manage expense growth, especially in light of its new planned growth initiatives, without harming its growth prospects; the extent to which the company is required to perform under the guarantee to Cantor Fitzgerald Securities and Market Data Corporation, and other uncertainties relating to liability under this guarantee; the intense competition the company's existing products and services face in the markets for financial news and information and advertising revenues from newspapers, specialized magazines, free and paid Internet publications and services, financial television programming and other new media, and the impact this will have on the company's initiatives to expand its existing market presence as well as to extend its consumer reach; the company's ability to expand and diversify its market segment focus beyond financial and technology and the challenge it will face in attempting to become a leading presence in new market segments, such as health care, automotive, telecom, and high-end consumer goods, where competing publications and services, such as specialty and trade magazines, have already established themselves; the competition the company will face in introducing new products and services in the business-to-business market from already existing newsletters, trade publications, research reports and services; with respect to Newswires, the challenges the company will face in attempting to expand its coverage to the investment market, in the face of competing resources for in-depth news analysis; with respect to Newswires and other subscription-based products and services, the negative impact of economic downturns and consolidation on sales of the company's products and services; the company's ability to find strategic and financially attractive core-business acquisition opportunities; the company's ability to leverage its brands to develop new business opportunities and to generate advertising and other revenues from these products; the company's ability to achieve strategic alliances and to improve the growth and profitability of existing strategic alliances; with respect to the company's community newspapers business, its ability to maintain or grow margins and to strengthen its portfolio of newspaper properties, particularly given the difficulty of finding quality newspaper properties to acquire; the degree to which the company's new Personal Journal is able to generate new advertising revenues from diversified markets, such as health care and consumer goods; the extent to which the new enhancements to The Wall Street Journal will attract a broader base of readers, subscribers, and advertisers; in light of the weak advertising market and competition, the company's ability to attract advertisers to its new color printing capacity; the company's ability to increase its circulation and advertising revenues from its international print publications and to further penetrate overseas markets through print and television products, given the competition from local language publications and television networks and other international publications and television ventures; the Online Journal's ability to continue to increase revenues through building subscriber and advertiser numbers and to limit expenses; the amount of user traffic on the company's Internet sites and the pricing of advertising on Internet sites generally; potential increased regulation of online businesses; adverse developments relating to the company's commitments, contingencies and equity investments; cost of newsprint; and such other risk factors as may have been or may be included from time to time in the company's reports filed with the Securities and Exchange Commission.

STATEMENT OF MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

To the Stockholders of Dow Jones & Company, Inc.:

Management has prepared and is responsible for the consolidated financial statements and related information in the Annual Report. The financial statements, which include amounts based on judgment, have been prepared in conformity with generally accepted accounting principles consistently applied.

Management has developed and continues to maintain a system of internal accounting and other controls for the company and its subsidiaries. Management believes these controls provide reasonable assurance that assets are safeguarded from loss or unauthorized use and that the company's financial records are a reliable basis for preparing the financial statements. The company's system of internal controls is supported by written policies, including a code of conduct, a program of internal audits, and by a program of selecting and training qualified staff. Underlying the concept of reasonable assurance is the premise that the cost of control should not exceed the benefit derived.

PricewaterhouseCoopers LLP, independent accountants, have audited the consolidated financial statements as described in their report. The report expresses an independent opinion on the fairness of presentation of the financial statements and, in so doing, provides an independent objective assessment of the manner in which management meets its responsibility for fairness and accuracy in financial reporting.

The Board of Directors, through its audit committee consisting solely of outside directors, is responsible for reviewing and monitoring the company's financial reporting and accounting practices. The audit committee meets regularly with management, internal auditors and independent accountants—both separately and together. The internal auditors and the independent accountants have free access to the audit committee to review the results of their audits, the adequacy of internal accounting controls and the quality of financial reporting.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Dow Jones & Company, Inc.:
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income (loss), stockholders' equity and cash flows present fairly, in all material respects, the financial position of Dow Jones & Company, Inc. and subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

New York, New York
January 24, 2002, except as to Note 19, which is dated February 21, 2002.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

Dow Jones & Company
For the years ended December 31, 2001, 2000 and 1999

(in thousands, except per share amounts)	2001	2000	1999
Revenues:			
Advertising	$ 1,052,322	$ 1,467,244	$ 1,230,412
Information services	289,321	281,366	315,110
Circulation and other	431,440	454,008	456,313
Total revenues	1,773,083	2,202,618	2,001,835
Expenses:			
News, operations and development	531,584	542,959	553,800
Selling, administrative and general	607,145	674,687	619,908
Newsprint	150,791	182,359	150,899
Print delivery costs	194,432	196,502	181,263
Depreciation and amortization	105,713	107,885	103,669
Restructuring and other special charges	73,219		2,755
Operating expenses	1,662,884	1,704,392	1,612,294
Operating income	110,199	498,226	389,541
Other Income (Deductions):			
Investment income	1,441	8,116	9,861
Interest expense	(500)	(2,037)	(5,269)
Equity in losses of associated companies	(17,181)	(17,182)	(27,907)
Gain on sale of businesses and investments		24,053	51,945
Contract guarantee, net	17,136	(255,308)	
Write-down of investments	(8,827)	(178,499)	
Other, net	(2,580)	(991)	(125)
Income before income taxes and minority interests	99,688	76,378	418,046
Income taxes	10,794	196,957	145,501
Income (loss) before minority interests	88,894	(120,579)	272,545
Minority interests in losses (earnings) of subsidiaries	9,326	1,617	(116)
Net Income (Loss)	$ 98,220	$ (118,962)	$ 272,429
Per Share:			
Net income (loss)			
Basic	$ 1.15	$ (1.35)	$ 3.01
Diluted	1.14	(1.35)	2.99
Cash dividends	1.00	1.00	.96
Weighted-average shares outstanding:			
Basic	85,691	87,854	90,450
Diluted	86,258	87,854	91,151

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED BALANCE SHEETS

Dow Jones & Company
December 31, 2001 and 2000

(dollars in thousands)	2001	2000
Assets:		
Current Assets:		
Cash and cash equivalents	$ 21,026	$ 49,347
Accounts receivable—trade, net of allowance for doubtful accounts of $5,610 in 2001 and $6,377 in 2000	162,559	236,284
Accounts receivable—other	27,039	43,649
Newsprint inventory	10,810	13,109
Prepaid expenses	13,877	18,105
Deferred income taxes	10,648	7,749
Total current assets	245,959	368,243
Investments in associated companies, at equity	78,985	65,871
Other investments	6,700	11,219
Plant and property, at cost:		
Land	21,638	21,880
Buildings and improvements	395,270	415,297
Equipment	993,677	969,365
Construction in progress	262,608	218,937
	1,673,193	1,625,479
Less, accumulated depreciation	911,844	864,616
	761,349	760,863
Intangible assets, principally goodwill, less accumulated amortization of $42,278 in 2001 and $39,162 in 2000	81,583	73,840
Deferred income taxes	99,919	71,316
Other assets	23,845	10,704
Total assets	$ 1,298,340	$ 1,362,056

(dollars in thousands)	2001	2000
Liabilities:		
Current Liabilities:		
Accounts payable—trade	$ 61,579	$ 66,699
Accrued wages, salaries and commissions	67,532	73,119
Retirement plan contributions payable	23,614	21,333
Other payables	177,920	185,138
Income taxes	66,260	27,658
Unearned revenue	204,988	213,277
Total current liabilities	601,893	587,224
Long-term debt	173,958	150,865
Deferred compensation, principally postretirement benefit obligation	247,915	227,948
Other noncurrent liabilities	228,928	228,658
Total liabilities	1,252,694	1,194,695
Commitments and contingent liabilities (Note 14)		
Minority interests in subsidiaries	3,869	8,593
Stockholders' Equity:		
Common stock, par value $1 per share; authorized 135,000,000 shares; issued 81,286,732 shares in 2001 and 81,135,653 shares in 2000	81,287	81,136
Class B common stock, convertible, par value $1 per share; authorized 25,000,000 shares; issued 20,894,289 shares in 2001 and 21,045,368 shares in 2000	20,894	21,045
	102,181	102,181
Additional paid-in capital	127,846	137,481
Retained earnings	614,863	602,432
Accumulated other comprehensive income:		
Unrealized gain (loss) on investments	1,128	(4,960)
Unrealized gain on hedging		2,360
Foreign currency translation adjustment	(2,427)	(1,955)
	843,591	837,539
Less, treasury stock, at cost; 17,549,237 shares in 2001 and 15,351,872 shares in 2000	801,814	678,771
Total stockholders' equity	41,777	158,768
Total liabilities and stockholders' equity	$ 1,298,340	$ 1,362,056

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Dow Jones & Company
For the years ended December 31, 2001, 2000 and 1999

(in thousands)	2001	2000	1999
Operating Activities:			
Consolidated net income (loss)	$ 98,220	$ (118,962)	$ 272,429
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Write-down of plant and property	22,936		
Write-down of investments	8,827	178,499	
Contract guarantee, net	(17,136)	255,308	
Depreciation	102,597	105,064	100,214
Amortization of intangibles	3,116	2,821	3,455
Gain on sale of businesses and investments		(24,053)	(51,945)
Gain on disposition of plant and property	(749)	(1,235)	(433)
Equity in losses of associated companies, net of distributions	26,099	29,343	34,118
Changes in assets and liabilities:			
Accounts receivable	74,220	56,085	(67,254)
Other current assets	22,063	(23,206)	(3,178)
Unearned revenue	(8,737)	(11,801)	(12,156)
Accounts payable and accrued liabilities	(18,584)	2,446	(13,406)
Income and deferred taxes	10,904	(3,080)	23,764
Deferred compensation	23,149	11,733	19,523
Other, net	(5,192)	(12,515)	(8,104)
Net cash provided by operating activities	341,733	446,447	297,027
Investing Activities:			
Additions to plant and property	(128,759)	(187,035)	(190,739)
Disposition of plant and property	2,239	1,535	2,664
Businesses and investments acquired	(11,179)	(627)	(3,106)
Funding of equity investees	(41,419)	(49,757)	(49,109)
Disposition of businesses and investments	1,176	28,760	80,692
Other, net	5,770	4,331	2,205
Net cash used in investing activities	(172,172)	(202,793)	(157,393)
Financing Activities:			
Cash dividends	(85,789)	(88,123)	(87,151)
Increase in long-term debt	82,556	149,988	
Reduction of long-term debt	(59,463)	(150,000)	
Proceeds from sales under stock compensation plans	15,156	28,644	33,367
Purchase of treasury stock, net of put premiums	(154,272)	(221,204)	(142,339)
Contribution from minority partner	3,930		
Net cash used in financing activities	(197,882)	(280,695)	(196,123)
Decrease in cash and cash equivalents	(28,321)	(37,041)	(56,489)
Cash and cash equivalents at beginning of year	49,347	86,388	142,877
Cash and cash equivalents at end of year	$ 21,026	$ 49,347	$ 86,388

The accompanying notes are an integral part of the financial statements.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Dow Jones & Company
For the years ended December 31, 2001, 2000 and 1999

(in thousands, except per share amounts)	Common Stock	Class B Common Stock	Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Income (loss)	Treasury Stock		Tot
						Shares	Amount	
Balance, December 31, 1998	$ 80,899	$ 21,282	$ 137,479	$ 624,239	$ 35,813	(10,211,733)	$ (390,372)	$ 509,34
Net income—1999				272,429				272,42
Unrealized gain on investments					2,124			2,12
Translation adjustment					(1,295)			(1,29
Adjustment for realized gain included in net income					(38,840)			(38,84
Comprehensive income								234,41
Dividends, $.96 per share				(87,151)				(87,15
Conversion of class B common stock into common stock	105	(105)						
Capital changes of investee			(322)					(32
Premiums on puts			4,869					4,86
Sales under stock compensation plans			(4,539)			895,989	43,604	39,06
Purchase of treasury stock						(3,044,534)	(146,729)	(146,72
Balance, December 31, 1999	81,004	21,177	137,487	809,517	(2,198)	(12,360,278)	(493,497)	553,49
Net loss—2000				(118,962)				(118,96
Unrealized loss on investments					(4,019)			(4,01
Unrealized gain on hedging					2,360			2,36
Translation adjustment					(698)			(69
Comprehensive loss								(121,31
Dividends, $1.00 per share				(88,123)				(88,12
Conversion of class B common stock into common stock	132	(132)						
Capital changes of investee			(989)					(989
Premiums on puts			8,943					8,943
Sales under stock compensation plans			(7,960)			723,606	44,873	36,913
Purchase of treasury stock						(3,715,200)	(230,147)	(230,147
Balance, December 31, 2000	81,136	21,045	137,481	602,432	(4,555)	(15,351,872)	(678,771)	158,768
Net income—2001				98,220				98,220
Unrealized loss on investments					(118)			(118
Translation adjustment					(472)			(472
Adjustment for realized loss included in net income					3,846			3,846
Comprehensive income								101,476
Dividends, $1.00 per share				(85,789)				(85,789
Conversion of class B common stock into common stock	151	(151)						
Sales under stock compensation plans			(3,624)			451,640	25,218	21,594
Purchase of treasury stock			(6,011)			(2,649,005)	(148,261)	(154,272
Balance, December 31, 2001	$ 81,287	$ 20,894	$ 127,846	$ 614,863	$ (1,299)	(17,549,237)	$ (801,814)	$ 41,777

The accompanying notes are an integral part of the financial statements.

NOTES TO FINANCIAL STATEMENTS

Note 1. Summary of Significant Accounting Policies

THE CONSOLIDATED FINANCIAL STATEMENTS include the accounts of the company and its majority-owned subsidiaries. All significant intercompany transactions are eliminated in consolidation. The equity method of accounting is used for investments in other companies in which the company has significant influence; generally this represents common stock ownership or partnership equity of at least 20% and not more than 50% (see Note 7).

RECLASSIFICATIONS of certain amounts for prior years have been recorded to conform to the current year presentation.

CASH EQUIVALENTS are highly liquid investments with a maturity of three months or less when purchased.

NEWSPRINT INVENTORY is stated at the lower of cost or market. The cost of newsprint is computed by the last-in, first-out (LIFO) method. If newsprint inventory had been valued by the average cost method, it would have been approximately $7.5 million and $9.7 million higher in 2001 and 2000, respectively.

INVESTMENTS in marketable equity securities, all of which are classified as available for sale, are carried at their market value in the consolidated balance sheets. The unrealized gains or losses from these investments are recorded directly to Stockholders' Equity. Any decline in market value below the investment's original cost that is determined to be other than temporary as well as any realized gains or losses would be recognized in income (see Notes 3 and 17).

PLANT AND PROPERTY are recorded at cost and depreciation is computed using straight-line or declining-balance methods over the estimated useful lives: 10 to 40 years for building and improvements, 3 to 25 years for machinery and equipment and 3 to 5 years for software. The cost of leasehold improvements is amortized over the lesser of the useful lives or the terms of the respective leases. Upon retirement or sale, the cost of disposed assets and the related accumulated depreciation are deducted from the respective accounts and the resulting gain or loss is included in income. The cost of construction of certain long-term assets includes capitalized interest, which is amortized over the life of the related assets. Interest capitalized in 2001, 2000 and 1999 totaled $8.9 million, $8.4 million and $4.5 million, respectively. Maintenance and repairs are charged to expense as incurred. Major renewals, betterments and additions are capitalized.

LONG-LIVED ASSETS are comprised of plant and property, intangible assets and investments. Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. An estimate of undiscounted future cash flows produced by the asset is compared to the carrying value to determine whether an impairment exists. If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including discounted value of estimated future cash flows. Assets to be disposed are recorded at the lower of carrying value or estimated net realizable value.

INTANGIBLE ASSETS consist principally of goodwill, which is the excess of purchase price over the net assets of businesses acquired. Prior to January 1, 2002, goodwill was amortized using the straight-line method over various periods, principally 40 years. At December 31, 2001, other intangible assets totaled $6 million, which include Newswires subscriber contracts, which are amortized over 5 years and other intangibles, principally acquired advertising accounts for community newspapers, which are amortized over 12 years. In June 2001, the FASB issued Statement of Financial Accounting Standards No. 142 (SFAS 142) "Goodwill and Other Intangible Assets." SFAS 142 requires that an intangible asset that is acquired either individually or with a group of other assets be initially recognized and measured based on fair value. An intangible with a finite life is amortized over its useful life, while an intangible with an indefinite life, including goodwill, is not amortized. All intangible assets, including goodwill, are tested at least annually for impairment. SFAS 142 is effective for fiscal years beginning after December 15, 2001. The company will adopt the provisions of SFAS 142 as of January 1, 2002, and expects a reduction in expenses of approximately $4 million in 2002, with respect to businesses held at the end of 2001.

DEFERRED INCOME TAXES are provided for temporary differences in bases between financial statement and income tax assets and liabilities. Deferred income taxes are recalculated annually at tax rates then in effect. The company records a valuation allowance to reduce its deferred tax assets to the amount that is more likely than not to be realized. Currently, the company maintains a valuation allowance on deferred tax assets related to capital loss carryforwards. While the company has considered ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the company were to determine that it would be able to realize all or a portion of its net deferred tax assets, an adjustment to the deferred tax asset would increase income in the period such determination was made. Likewise, should the company determine that it would not be able to realize all or a portion of its net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made (see Note 9).

FOREIGN CURRENCY TRANSLATION of assets and liabilities is determined at the appropriate year-end exchange rates, while results of operations are translated at the average rates of exchange in effect throughout the year. The resultant translation adjustments for subsidiaries whose functional currency is not the U.S. dollar are recorded directly to comprehensive income in Stockholders' Equity. Gains or losses arising from translation of financial statements for foreign subsidiaries where the U.S. dollar is the functional currency as well as from all foreign currency transactions are included in income. Foreign exchange included in Other, net in the income statement totaled a loss of $.9 million in 2001, a loss of $.8 million in 2000 and a gain of $.3 million in 1999.

FOREIGN-EXCHANGE CONTRACTS are designated as cash flow hedges of anticipated operating expenses that are denominated in foreign currencies. These contracts are entered into to protect against the risk that such expenses will be adversely affected by changes in exchange rates. Such losses could be significant if a major devaluation were to occur. By using these derivative instruments the company is exposed to the adverse effect that a change in currency has on the value of a financial instrument. The company manages this market risk by establishing and monitoring limits as to the degree of risk that may be undertaken. The company's derivative activities are monitored by its treasury and finance functions. Realized gains or losses on foreign currency forward contracts are recognized currently through income and generally offset the transaction losses or gains on the foreign currency cash flows which they are intended to hedge (see Note 17).

REVENUE from subscriptions to the company's print publications and information services is recognized in income as earned, pro rata on a per-issue basis, over the subscription period. Costs in connection with the procurement of subscriptions are charged to expense as incurred. Advertising revenue, net of commissions, is recognized in the period in which the advertisement is displayed. Advertising revenue based on a minimum number of "impressions" is recognized as impressions occur. Revenue from licensing the Dow Jones Averages includes both upfront one-time fees and ongoing revenue. Both upfront fees and ongoing licensing revenue are recognized in income as earned over the license period.

RESEARCH AND DEVELOPMENT expenditures are charged to expense as incurred. Research and development (R&D) expenses were $27 million in 2001, $30.6 million in 2000 and $30.5 million in 1999.

USE OF ESTIMATES: The financial statements are prepared in accordance with generally accepted accounting principles which require certain reported amounts to be based on estimates. Actual results could differ from these estimates.

Note 2. Contract Guarantee

In 1998, the company completed the sale of Telerate to Bridge. The purchase price consisted of $150 million aggregate par value of 5 year, redeemable, convertible, 4% preferred stock of Bridge, which was included in other investments, and cash of $360 million. Under the terms of the sale, Dow Jones retained its guarantee of payments under certain circumstances of certain annual minimum payments for data acquired by Telerate from Cantor Fitzgerald Securities and Market Data Corporation (MDC) under contracts entered into during the period when Telerate was a subsidiary of Dow Jones (contract guarantee). The annual minimum payments average approximately $50 million per year through October 2006 under certain conditions. Bridge agreed to indemnify Dow Jones for any liability Dow Jones incurred under the contract guarantee with respect to periods subsequent to Bridge's purchase of Telerate. However, Bridge filed for bankruptcy protection on February 15, 2001, after unsuccessful attempts to reorganize its operations and arrange for additional financing.

Dow Jones believes that MDC and Cantor Fitzgerald have the obligation to cover, mitigate or otherwise reduce and/or avoid any losses or damages under these circumstances, including by securing the best possible commercial terms for the supply of the subject data to a third party or parties. MDC and Cantor deny that they have this obligation. Dow Jones believes that any and all amounts which are received by MDC and/or Cantor Fitzgerald in respect of such data would reduce any liability that Dow Jones might have under the contract guarantee. As of December 31, 2000, there was a high degree of uncertainty, however, as to what value the data might have in the marketplace; whether an agreement will be reached by MDC and/or Cantor Fitzgerald to supply the data to a third party or parties; the financial position of such party or parties; the timing of any such agreement, and various related factors. Therefore, it was not possible for Dow Jones to determine with any certainty that any such offsets would in fact be realized, or at what time or in what amounts. Consequently, in December 2000, the company established a reserve in the amount of $255 million representing the present value of the total estimated annual minimum payments over the remainder of the contract (through October 2006) using a discount rate of approximately 6%.

At December 31, 2001, the company's reserve for the contract guarantee was $232.4 million. Earnings in 2001 included income of $31.1 million resulting from Bridge fulfilling its payment obligation to Cantor during its post-petition bankruptcy phase, which was partially offset by the amortization of discount on the reserve balance of $14 million. Dow Jones made one payment under its guarantee of $5.8 million for amounts not paid by Bridge prior to its bankruptcy.

In October 2001, the bankruptcy court granted Bridge's motion to reject Telerate's contracts with Cantor and MDC. Telerate has indicated that it has ceased operations and is no longer receiving the government securities data from Cantor and MDC and will not be making payments to Cantor and MDC. Cantor and MDC advised the company that they would be seeking payment from Dow Jones of an amount they allege was due on November 15 under the contract guarantee and future payments due through 2006. The company has various substantial defenses to these claims.

On November 13, 2001, the company instituted a lawsuit in the Supreme Court of the State of New York seeking a declaratory judgment with respect to the contract guarantee and the claims of Cantor and MDC. In this lawsuit the company has asked the court to find that the company does not and will not owe any payment under the contract guarantee through October 2006. In the alternative, the company has asked the court to find that if any amount is owed, it must be reduced by amounts that Cantor and MDC receive or should have received from other distribution of the data. MDC and Cantor Fitzgerald have filed motions to dismiss, counterclaims, and an additional lawsuit against the company disagreeing with the company's position and asserting damages of approximately $250 million.

Due to the stage of the lawsuit at December 31, 2001, it is not possible to determine whether the court will find that any obligation the company had under the guarantee may be dismissed or reduced. Accordingly, the company believes the balance of the reserve continues to be appropriate.

Note 3. Write-Downs of Investments

WRITE-DOWNS IN 2001

In the third quarter of 2001, the company realized a loss of $8.8 million, or $.11 per diluted share, from the impairment in the value of the company's investments in Nation Multimedia Group Public Co. ($4.8 million, or $.06 per share), and iBEAM Broadcasting Corp. ($4 million, or $.05 per share). These investments are marketable equity securities, which are carried at their market price. Prior to the realization of losses for these investments in the third quarter of 2001, the company recorded the unrealized losses associated with these investments directly to other comprehensive income in Stockholders' Equity.

NATION MULTIMEDIA GROUP PUBLIC COMPANY

The company holds a less than 10% interest in Nation Multimedia Group Public Company, a diversified media company based in Thailand, which is publicly traded on the Bangkok Exchange. Prior to and during 2000 there had been volatility in the market price of Nation Multimedia. At December 2000 the company's investment in Nation Multimedia was valued at $3.9 million and the company had recorded $3.4 million of unrealized losses through other comprehensive income. The company's investment continued to decline in 2001, and in the third quarter the company determined the impairment of the investment was other than temporary. This determination was based on the investment's declining market price in 2001, approximately a 37% decline through September 30, 2001, combined with increased economic uncertainty in Southeast Asia, which was significantly heightened after the September 11 terrorist attacks.

iBEAM BROADCASTING CORPORATION

In October 2000, the company received shares of iBEAM Broadcasting Corporation (iBEAM) in exchange for the company's shares of NextVenue Inc. The company valued the consideration based on the market value of the shares it received on the date the purchase of NextVenue was consummated in October 2000. The market value of iBEAM began to deteriorate in the fourth quarter 2000 and continued to deteriorate throughout 2001. As of December 31, 2000, the company had recorded $3.3 million of unrealized losses in other comprehensive income. In March 2001, iBEAM's 10-K public filing included a going concern opinion. In April 2001, iBEAM announced it would restructure its operations and was considering selling the company. In May 2001, Nasdaq notified iBEAM that it may be delisted because its stock was trading below the $1.00 minimum. iBEAM received an extension and in September, its shareholders approved a one-for-ten reverse stock split, which was expected to raise the market value. The reverse stock split failed to increase the market value and the stock continued to trade below the minimum trading level, and a delisting was likely. Considering the impact of the September 11 terrorist attacks on the economy, a near term rebound was not likely. Therefore, the company realized a loss of its full $4 million investment in September 2001. Subsequent to the company's write-down, iBEAM announced it was filing for bankruptcy and selling its assets.

WRITE-DOWNS IN 2000

The company wrote off the carrying value of its investments in Bridge Information Systems, Inc. and SAVVIS Communications Corp. (in aggregate, $166.4 million, or $1.90 per share) and OptiMark Technologies, Inc. ($12.1 million, or $.14 per share). The write-down of Bridge was recorded over the third and fourth quarters of 2000 with $82.3 million, or $.94 per share, recorded in the third quarter and the remainder in the fourth.

Dow Jones accounted for these investments under the cost method; therefore, changes in the value of the investment are not recognized unless there is impairment in value of the investment that is deemed to be "other than temporary."

BRIDGE INFORMATION SYSTEMS, INC. AND SAVVIS COMMUNICATIONS CORPORATION

As previously mentioned, the purchase price for the sale of Telerate in 1998 to Bridge consisted of $150 million aggregate par value of 5 year, redeemable, convertible, 4% preferred stock of Bridge, which was included in other investments, and cash of $360 million. In 1999, Dow Jones acquired approximately 1.78 million shares of SAVVIS Communications Corp. at 50 cents per share for an aggregate cost of $.9 million and issued subordinated debt to Bridge which had a carrying value (including interest) of $2.9 million. Bridge was SAVVIS' largest customer and shareholder and a significant vendor for technical support services.

Throughout 2000, Bridge experienced continued operating shortfalls from plan and experienced a need for substantial relief from its bank lenders and additional financing. In the judgment of Dow Jones management, these developments, when combined with the pricing of its third quarter issuance of convertible notes, clearly demonstrated that there was a decline in value of the company's preferred stock holdings. In addition, Bridge notified its lenders that as of September 30, 2000, it was not in compliance with certain financial covenants under its outstanding credit agreement. Bridge's principal shareholder had taken over management of the company and launched several initiatives focused on improving operations, increasing revenues and raising additional capital. However, there was no assurance that these efforts would be successful. These factors, combined with the lack of updated long-term forward projections, left Dow Jones management with insufficient objective evidence to determine that the decline in value of the company's preferred stock holdings was temporary. Using the third quarter convertible notes financing transaction as a benchmark, Dow Jones recorded a charge to earnings in the third quarter of 2000 of $82.3 million on this investment (there was no tax benefit as this was a capital loss). Also, the company discontinued accruing dividends on its preferred stock holdings effective with the third quarter of 2000. The revised carrying value for this investment at September 30, 2000, was $80.3 million.

Bridge's financial position continued to deteriorate during the fourth quarter of 2000, and it continued to experience severe operational difficulties. In December 2000, Bridge informed Dow Jones that Telerate might be late in paying the February 15, 2001 quarterly installment under the data supply contracts described above. Subsequently, MDC notified Dow Jones that if Telerate failed to pay the installment (amounting to approximately $12 million), MDC would seek to recover such amount from Dow Jones under the contract guarantee.

During the fourth quarter and continuing into January and early February 2001, Bridge's primary investor, Welsh Carson Anderson & Stowe, engaged in negotiations with Bridge and its lenders in an effort to reach an agreement to restructure Bridge's debt, arrange additional financing and significantly reorganize its operations. However, those negotiations did not reach a successful conclusion and on February 15, 2001, Bridge filed a petition under Chapter 11 of the Bankruptcy Code with a view to seeking a sale of its assets in order to repay its creditors in whole or in part. (Bridge's Chapter 11 filing had been preceded by an involuntary bankruptcy petition filed on February 1, 2001 by one of its creditors, but Bridge's Chapter 11 filing rendered the earlier filing moot.)

In light of the foregoing events, Dow Jones concluded that its Bridge-related investments had been further impaired, and were now worthless. As a result, in the fourth quarter of 2000, the company wrote off $84.1 million representing the entire remaining carrying value of the Bridge preferred stock, the Bridge subordinated debt and the SAVVIS stock.

OPTIMARK TECHNOLOGIES, INC.

The company holds a minority interest in OptiMark Technologies, Inc. consisting of preferred and common shares with an aggregate cost of $12.1 million. The company's interest in OptiMark was accounted for as a cost investment. During the second quarter of 2000, OptiMark began experiencing operating difficulties which resulted in negative operating cashflows. The conditions continued to worsen during the third quarter of 2000 which prompted OptiMark to institute a short-term restructuring plan and seek additional financing to sustain its operations. The company had confidence in the restructuring plan and believed that with additional financing that any impairment in this investment was only temporary. In the fourth quarter of 2000, the company was advised that the additional financing had been delayed. In addition, OptiMark's short-term restructuring plan was not successful in generating sufficient cashflow indicating that their new business plan had not proved feasible in the short term.

This, along with public filings indicating that there was question of OptiMark's ability to continue as a going concern, principally because of negative cashflow, caused management to believe that the carrying value of the company's investment in OptiMark was impaired and that the impairment was other than temporary. As a result, the company recorded a charge in the fourth quarter of 2000 to write off the full carrying value of its $12.1 million investment.

Note 4. Restructuring and Other Special Charges

In 2001, the company recorded restructuring and other special charges to operating income totaling $73.2 million ($43.8 million after taxes). These charges consist of employee severance related to workforce reductions of $33.5 million, loss on lease terminations of $28.5 million, asset write-downs of $8.1 million, expenses of $1.7 million in the third quarter related to September 11 terrorist attacks on the World Trade Center, and other exit costs of $1.4 million. In addition to these charges, equity in losses of associated companies included special net charges of $4.8 million (see Note 7).

RESTRUCTURING CHARGES

In 2001, the company initiated three separate restructurings resulting in total severance charges in operating expenses of $33.5 million related to a general workforce reduction in all segments. With these restructurings, the company reduced its workforce by about 550 employees, or 6%. As of December 31, 2001, 91% of these employees that were part of the workforce reduction were terminated and the remaining separations will be completed in the first half of 2002. In addition to the workforce reductions in 2001, restructuring charges included a $4.4 million write-down of assets associated with the company's online and international businesses which were made obsolete or were redundant and abandoned as a result of the restructuring plan.

The following table displays the activity and balances of the restructuring reserve account for the year ended December 31, 2001:

(in thousands)	Total Charge	Net Cash Payments	Non Cash Adjustments	December 31, 2001 Reserve
Employee severance	$ 33,453	$ 20,912		$ 12,541
Asset write-downs	4,399		$ 4,399	
Other exit costs	1,377	1,041		336

In 1999's second quarter, the company recorded severance associated with the conversion to electronic pagination of The Wall Street Journal of $2.8 million, or $1.6 million after taxes, which applied to approximately 70 employees. The layoffs and related payments were substantially completed by the second quarter of 2000.

WORLD FINANCIAL CENTER

The company's corporate headquarters is located at the World Financial Center, which was adjacent to the World Trade Center. While the building was determined to be structurally sound, our office space sustained damage from debris and dust. Approximately 60% of the floor space, including furniture and related equipment, has been determined a total loss. The company has insurance policies that cover property damage, extra expenses and business interruption related to the September 11 disaster. The company is currently in discussions with its insurance providers in assessing the amount of the claim. Based on these discussions the company believes it will recover the book value of $15 million in assets that were destroyed in addition to costs incurred of $2 million related to the clean-up and waste removal from this office space. The company has written off the book value of these assets and has recorded a receivable from insurance, which is included in other non-current assets on the balance sheet.

The third quarter of 2001 included charges to operating income of $1.7 million ($1 million after taxes, or $.01 per diluted share) related to the September 11 World Trade Center disaster. The charge included temporary relocation-related costs and a charitable donation of $1 million to the September 11 Fund, which were partly offset by savings from World Financial Center rent abatement. In the fourth quarter of 2001, additional costs related to the temporary relocation were offset by savings related to the abatement of rent at WFC.

The company announced in October 2001 that it intended to permanently relocate various personnel housed at the World Financial Center to other available office space in the surrounding area, including company-owned facilities in South Brunswick, New Jersey. Dow Jones will permanently vacate four of its existing seven floors (165,000 sq ft of its over 300,000 sq ft) of leased office space at World Financial Center. The lease is due to expire in 2005. The staff that will remain at World Financial Center will return once it is determined the space is suitable for occupancy.

As a result of its decision to permanently re-deploy its personnel at this location, Dow Jones has recorded a charge of $32.2 million in the fourth quarter of 2001, primarily reflecting its obligation to the landlord on the vacated space. This amount is undiscounted and includes a $3.7 million write-down of undamaged leasehold improvements on the floors the company is vacating.

Note 5. Businesses Acquired

In the second quarter of 2001, the company acquired the assets of the York County Coast Star and the York Weekly for $6.7 million and combined these operations with Seacoast Newspapers, Inc. in Portsmouth, New Hampshire. This acquisition was accounted for by the purchase method and resulted in other intangibles of $1.8 million, tangible net assets of $.4 million and the balance as goodwill.

In September 2001, the company purchased newswire subscriber contracts from Bridge Information Systems for $4.5 million.

Note 6. Sale of Businesses and Investments

The first quarter of 2000 included a gain of $13.8 million ($9.5 million after taxes) from the sale of the company's subsidiary, Dow Jones Financial Publishing Corp., which published Investment Advisor, Asset Management, Property and Realty Stock Review. In the second quarter of 2000, the company sold its minority interest in SportsTicker Enterprises L.P., a leading supplier of real-time sports news and information, for a gain of $6.4 million ($4.8 million after taxes). The fourth quarter of 2000 included a net gain of $3.8 million resulting from the exchange of the company's holdings in NextVenue Inc. for shares issued through a merger of iBEAM Broadcasting Corp., an Internet broadcast network that delivers streaming media.

In the first quarter of 1999, the company realized a net gain of $10.6 million from the sale of a portion of its minority interest in OptiMark Technologies, Inc. In the third quarter, a net gain of $57.3 million was recorded from the disposition of the company's holdings in United States Satellite Broadcasting, Inc. The fourth quarter included a loss of $16.3 million from the sale of the company's subsidiary, IDD Enterprises L.P.

No federal tax was provided on the 2000 NextVenue Inc. exchange and the 1999 gains as the company utilized a portion of its capital loss carryforward (see Note 9).

Note 7. Investments in Associated Companies, at Equity

At December 31, 2001, the principal components of Investments in Associated Companies, at Equity were the following:

Investment	Ownership	Description of business
Business News (Asia) Private	50%	Business and financial news television company broadcasting as CNBC Asia Pacific, in partnership with NBC
Business News (Europe) L.P.	50	Business and financial news television company broadcasting as CNBC Europe, in partnership with NBC
Dow Jones Reuters Business Interactive LLC (Factiva)	50	Provides electronic delivery of business news and online research, in partnership with Reuters Group Plc.
F.F. Soucy, Inc. & Partners, L.P.	40	Newsprint mill in Quebec, Canada
Handelsblattgruppe-Zeitung GmbH	22	Publisher of Handelsblatt, Germany's leading business newspaper
HB-Dow Jones S.A.	42	A part-owner of a publishing company in the Czech Republic
SmartMoney	50	Publisher of SmartMoney magazine and SmartMoney.com, serving the private-investor market throughout the U.S. and Canada, in partnership with Hearst Corp.

The fourth quarter of 2001 included a charge of $3.6 million ($2.2 million after taxes) related to a loss on an office lease that was abandoned by SmartMoney. The third quarter of 2001 included a $1.2 million ($.7 million after taxes) gain relating to the early extinguishment of debt for CNBC Europe. In the first quarter 2001, the company recorded a charge of $2.4 million ($1.6 million after taxes) for costs related to the shut-down of Work.com, a joint venture with Excite@Home. These costs were included in equity in losses of associated companies.

The second quarter of 2000 included a reversal of a 1998 restructuring charge of $3.2 million ($2.1 million after taxes) relating to an equity investee, resulting from the favorable disposition of a satellite lease in Europe.

On January 1, 2000, Dow Jones exchanged 49% of its ownership in The Wall Street Journal Europe, which it wholly owned, and 49% of its interests in HB-Dow Jones S.A. and VWD for a 22% interest in Handelsblatt, Germany's leading business newspaper and a subsidiary of von Holtzbrinck Group. After the exchange transaction, the company continues to record the equity results of VWD and HB-Dow Jones with an offsetting 49% minority interest reflected in net income. Minority interests largely represent von Holtzbrinck Group's 49% share of The Wall Street Journal Europe, HB-Dow Jones and VWD.

Dow Jones & Company has entered a long-term contract with F.F. Soucy, Inc. & Partners, L.P. covering a substantial portion of its annual newsprint requirements. Operating expenses of the company include the cost of newsprint supplied by F.F. Soucy of $21.5 million in 2001, $21.3 million in 2000 and $19 million in 1999.

Dow Jones performs several services on behalf of Factiva, including the billing and collections of receivables and payroll services, in addition to leasing Factiva office space. At December 31, Other Receivables included net amounts due from Factiva and Factiva customers of $11 million in 2001 and $23.1 million in 2000.

Summarized financial information for the company's equity-basis investments in associated companies, combined, was as follows (these amounts are in aggregate at 100% levels and are unaudited). The majority of these investments are partnerships, which require the associated tax benefit or expense to be recorded by the parent.

(in thousands)	2001	2000	1999
Income statement information:			
Revenues	$ 637,809	$ 669,887	$ 339,799
Operating loss	(13,184)	(13,624)	(35,592)
Net loss	(22,464)	(15,487)	(39,537)
Financial position information:			
Current assets	$ 212,631	$ 255,701	$ 149,107
Non-current assets	193,207	182,236	160,346
Current liabilities	169,348	200,211	120,920
Non-current liabilities	72,840	62,481	80,247
Net worth	163,650	175,245	108,286

Note 8. Long-term Debt

Long-term debt at December 31 was as follows:

(in thousands)	2001	2000
Commercial paper, 2.03% to 3.38% at December 31, 2001	$ 173,958	$ 150,865

The company can borrow up to $430 million, $290 million through June 24, 2002 and $140 million through June 24, 2006, under a revolving credit agreement with a consortium of banks. Borrowings may be made either in Eurodollars with interest that approximates the applicable Eurodollar rate or in U.S. dollars with interest that approximates the bank's prime rate, its certificate of deposit rate or the federal funds rate. An annual fee is payable on the commitment which the company may terminate or reduce at any time. The annual fee, which is dependent on the current rating of the company's debt rating issued by S&P and Moody's, ranges from .06% to .08%. Prepayment of borrowings may be made without penalty. The company intends to extend the revolving credit agreement prior to its expiration.

The revolving credit agreement contains certain restrictive covenants, including restrictions on consolidated indebtedness and a minimum cash flow requirement. At December 31, 2001, with respect to restrictive covenants then in effect, consolidated indebtedness was within the required ratio and approximately $186 million less than the maximum borrowing allowed and the company's cash flow, as defined in the agreement, exceeded that required.

In December 2000, the company repaid $150 million of 5.75% notes due December 1, 2000. The notes were refinanced through the issuance of commercial paper supported by the company's revolving credit agreement; as such, these notes have been classified as long-term (the company had the ability to draw down funds under the revolving credit agreement prior to June 25, 2001, which would not be payable until one year from the date drawn).

Interest payments were $9.5 million in 2001, $10.3 million in 2000 and $9.7 million in 1999.

Note 9. Income Taxes

The components of consolidated income before income taxes and minority interests were as follows:

(in thousands)	2001	2000	1999
Domestic	$ 168,475	$ 109,441	$ 469,085
Foreign	(68,787)	(33,063)	(51,039)
	$ 99,688	$ 76,378	$ 418,046

The following is a reconciliation of income tax expense to the amount derived by multiplying income before income taxes and minority interests by the statutory federal income tax rate of 35%.

(in thousands)	2001	% of Income Before Taxes	2000	% of Income Before Taxes	1999	% of Income Before Taxes
Income before income taxes and minority interests multiplied by statutory federal income tax rate	$ 34,891	35.0	$ 26,732	35.0	$ 146,316	35.0
State and foreign taxes, net of federal income tax effect	8,036	8.1	24,788	32.5	20,074	4.8
Nondeductible capital loss	3,089	3.1	151,833	198.8		
Utilization of capital loss carryforward	(5,997)	(6.0)	(3,592)	(4.7)	(18,181)	(4.4)
Research and development credits	(2,630)	(2.6)	(1,491)	(2.0)	(1,824)	(0.4)
Tax valuation allowance	(30,000)	(30.1)				
Other, net	3,405	3.3	(1,313)	(1.7)	(884)	(0.2)
	$ 10,794	10.8	$ 196,957	257.9	$ 145,501	34.8

Excluding the effect of special items, which are identified in the table on page 41, the effective tax rate, net of minority interests, was 40% in 2001, 39.2% in 2000 and 39.7% in 1999.

Consolidated income tax expense was as follows:

(in thousands)	Federal	State	Foreign	Total
2001				
Currently payable	$ 29,079	$ 4,953	$ 8,264	$ 42,296
Deferred	287	(924)	(865)	(1,502)
Change in tax valuation allowance	(30,000)			(30,000)
Total	$ (634)	$ 4,029	$ 7,399	$ 10,794
2000				
Currently payable	$ 156,915	$ 24,927	$ 10,742	$ 192,584
Deferred	1,975	2,727	(329)	4,373
Total	$ 158,890	$ 27,654	$ 10,413	$ 196,957
1999				
Currently payable	$ 113,147	$ 26,393	$ 8,235	$ 147,775
Deferred	809	572	(3,655)	(2,274)
Total	$ 113,956	$ 26,965	$ 4,580	$ 145,501

The company's combined current and non-current deferred taxes at December 31, 2001 and 2000 consisted of the following deferred tax assets and liabilities:

(in thousands)	Deferred Tax Assets 2001	Deferred Tax Assets 2000	Deferred Tax Liabilities 2001	Deferred Tax Liabilities 2000
Depreciation			$ 62,329	$ 48,840
Employee benefit plans, including deferred compensation	$ 106,405	$ 98,963		
Foreign tax credits	5,787	7,375		
Investments	14,302	15,369		
Leases	16,942	6,283		
Capital loss carryforward	183,167	182,045		
Unrecognized capital loss carryforward	152,730	158,662		
Valuation allowance	(305,897)	(340,707)		
All other	6,428	5,539	6,968	5,624
Total deferred taxes	$ 179,864	$ 133,529	$ 69,297	$ 54,464

The company may utilize the capital loss carryforward for up to two more years. The company will be able to utilize the unrecognized capital loss carryforward for a period of five years from the year it is recognized for tax purposes.

In 2001, based on a plan to utilize existing capital loss carryforwards prior to their expiration, the company has reduced its tax valuation allowance by $30 million ($.35 per share). These capital loss carryforwards, which largely related to the sale of Telerate, had been previously fully reserved. Sales of certain Ottaway newspapers, which will generate capital gains, are pending and the company believes that it is more likely than not that it will be able to realize a net tax savings of $30 million on future sales of these properties. As of the end of 2001, the company could not conclude it was more likely than not it would realize any additional net tax savings from capital loss carryforwards prior to their expiration and believes the valuation allowance is appropriate at December 31, 2001.

Income tax refunds were $.1 million in 2001. In 2000 and 1999, income tax payments were $200 million and $141.9 million, respectively. The company's federal income taxes that were normally due on September 15, and December 15, 2001 were deferred to January 15, 2002 as the Internal Revenue Service offered relief of these payments for taxpayers that were affected by the September 11 terrorist attacks on the World Trade Center.

Note 10. Capital Stock

Common stock and class B common stock have the same dividend and liquidation rights. Class B common stock has ten votes per share, free convertibility into common stock on a one-for-one basis and can be transferred in class B form only to members of the stockholder's family and certain others affiliated with the stockholder.

In September 2000, the company's Board of Directors authorized the repurchase of up to an additional $500 million of the company's common stock over the balance remaining from prior authorizations. Since initial approval in 1998, the company has repurchased 15.6 million shares at an aggregate cost of $821.1 million. Additionally, as part of the company's stock repurchase program, the company has sold put options. As of December 31, 2001, 667,000 shares under puts were outstanding, with exercise dates through April 2002. The strike prices of the puts outstanding range from $55.01 to $60.26 per share. The company has the option of net share settlement on these contracts. As of December 31, 2001, approximately $452.8 million remained under board authorization for share repurchases, after reserving for the possible exercise of outstanding puts.

Note 11. Employee Stock Compensation Plans

STOCK PURCHASE PLAN:

Under the terms of the Dow Jones 1998 Employee Stock Purchase Plan, eligible employees may purchase shares of the company's common stock based on compensation through payroll deductions or lump-sum payment. The purchase price for payroll deductions is the lower of 85% of the fair market value of the stock on the first or last day of the purchase period. Lump-sum purchases are made during the offering period at the lower of 85% of the fair market value of the stock on the first day of the purchase period or the payment date.

The activity in the plan was as follows:

	Stock Purchase Prices	Shares Subscribed 2001	2000	1999
Balance, January 1		69,237	86,773	98,778
Shares subscribed		113,829	127,071	149,681
Purchases	$48.08 to $50.99	(103,256)	(133,998)	(149,202)
Terminated/canceled		(9,099)	(10,609)	(12,484)
Balance, December 31		70,711	69,237	86,773

At December 31, 2001, there were 1,459,171 shares available for future offerings.

STOCK INCENTIVE PLANS:

In 2001 stockholders approved the Dow Jones 2001 Long-Term Incentive Plan ("the 2001 plan") as the successor to the Dow Jones 1997 Long-Term Incentive Plan, which provided benefits to key senior executives, and the Dow Jones 1998 Stock Option Plan, which primarily provided benefits for middle management. Both the 1997 and 1998 plans will remain in effect until the shares available under those plans have been exhausted or upon the expiration of the plan. The 2001 plan provides for the grant of contingent stock rights, stock options, restricted stock, restricted stock units and other stock-based awards (collectively, "plan awards"). The company anticipates that awards under the 2001 plan may be made to approximately 1,500 employees (including employee directors) of the company and to all non-employee directors of the company. The Compensation Committee of the Board of Directors administers the plan. Under the 2001 incentive plan, up to seven million shares of common stock may be granted for plan awards through March 31, 2011.

Options for shares of common stock may be granted under existing plans at not less than the fair market value of the common stock on the date of grant. The majority of options granted since 1998 become exercisable in equal annual installments over three years from the date of grant. All other options outstanding at December 31, 2001 were exercisable. Options expire 10 years from the date of grant.

The activity with respect to options under existing plans was as follows:

(shares in thousands)	2001		2000		1999	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Balance, January 1	4,587	$ 48.62	3,966	$ 42.33	4,677	$ 40.97
Granted*	2,225	59.45	1,317	64.27	94	52.07
Exercised	(338)	35.01	(553)	38.65	(735)	34.18
Terminated/canceled	(298)	60.30	(143)	56.85	(70)	49.71
Balance, December 31	6,176	$ 52.70	4,587	$ 48.62	3,966	$ 42.33
Options exercisable at December 31	3,337	$ 45.97	2,927	$ 41.95	2,792	$ 39.20

*The company has granted the vast majority of stock options and contingent stock rights in the fourth quarter of each year. In 1999 no such grants were awarded. Commencing in 2000 these grants were awarded in the first quarter of the year.

Options outstanding at the end of 2001 are summarized as follows:

(shares in thousands)	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Shares	Weighted-Average Exercise Price
$28.38 to $34.38	725	$ 32.63	3.5 years	725	$ 32.63
$35.13 to $44.00	488	37.50	2.5	488	37.50
$45.31 to $54.88	1,770	49.75	6.5	1,710	49.64
$55.50 to $62.75	2,079	59.55	9.1	14	60.70
$64.00 to $72.19	1,114	64.36	8.1	400	64.34
Balance, December 31, 2001	6,176	$ 52.70	7.0 years	3,337	$ 45.97

Contingent stock rights, granted under the Long-Term Incentive Plan, entitle the participant to receive future payments in the form of common stock, cash or a combination of both. The compensation ultimately received will depend on the extent to which specific performance criteria are achieved during the four-year performance period, the participant's individual performance and other factors, as determined by the compensation committee. Compensation received could be less than or equal to that specified in the right, but cannot exceed the right.

	2001	2000	1999
Balance, January 1	465,356	476,612	581,587
Granted*	239,900	159,700	9,250
Awarded	(97,457)	(67,432)	(41,900)
Terminated/canceled	(23,497)	(103,524)	(72,325)
Balance, December 31	584,302	465,356	476,612

	Year of Grant					
	1997	1998	1999	2000	2001	Balance
Rights outstanding	75,160	116,542	9,250	143,450	239,900	584,302

*The company has granted the vast majority of stock options and contingent stock rights in the fourth quarter of each year. In 1999 no such grants were awarded. Commencing in 2000 these grants were awarded in the first quarter of the year.

At December 31, 2001, there were 6,975,150 shares available for future grants under the 2001 plan and 300,794 shares available under the 1998 stock option plan. Remaining shares under the 1997 plan expired at December 31, 2001.

In 2001, 8,600 shares of restricted stock were granted. The vesting of restricted stock may be conditioned upon the completion of a specified period of employment, upon attainment of specified performance goals, and/or any other such criteria as the Compensation Committee may determine.

The company accounts for its stock-based compensation in accordance with Accounting Principles Board Opinion No. 25 (APB 25) and its related interpretations. Under APB 25, stock-based compensation charged to income was $5.6 million in 2001, $3.4 million in 2000 and $6.9 million in 1999.

Had the company's stock-based compensation been determined by the fair-value based method of SFAS 123, "Accounting for Stock-Based Compensation," the company's net income (loss) and earnings (loss) per share would have been the following adjusted amounts:

(in thousands, except per share amounts)	2001	2000	1999
Net Income (Loss):			
Consolidated as reported	$ 98,220	$ (118,962)	$ 272,429
Consolidated adjusted for SFAS 123	84,496	(128,394)	266,896
Per Share—Diluted:			
Consolidated as reported	$ 1.14	$ (1.35)	$ 2.99
Consolidated adjusted for SFAS 123	.98	(1.46)	2.93

The following table provides the estimated fair value under the Black-Scholes option-pricing model of each option and stock-purchase right granted in years 1999 through 2001, and the significant weighted-average assumptions used in their determination.

	Fair Value	Risk-Free Interest Rate	Dividend Yield	Expected Life	Volatility
Stock Purchase Plan Right					
2001	$ 13.17	3.6%	1.9%	0.6 years	26.3%
2000	15.79	5.7	2.1	0.6	26.8
1999	11.09	5.1	2.3	0.6	22.7
Options Under Stock Option Plans					
2001	$ 15.66	5.0%	1.9%	5.0 years	25.7%
2000	18.37	6.7	2.1	5.0	25.5
1999	12.63	5.6	2.3	5.0	23.0

Note 12. Retirement and Pension Plans

The company provides retirement plans for a majority of its employees who meet specific length of service requirements. Effective January 1, 2000, the company's Profit Sharing Retirement Plan was renamed the Dow Jones 401(k) Savings Plan. Also, the plan, which was based on a combination of compensation and consolidated net income, was modified to be based on a fixed percentage of compensation and to allow an employer matching opportunity. The contribution for each employee is limited to the amount deductible for income tax purposes. The annual cost of the plan is funded currently.

Substantially all employees who are not covered by the above plans are covered by noncontributory defined benefit pension plans. These plans are not material in respect to charges to operations.

Total retirement and pension plan expenses amounted to $43 million, $38.9 million and $47.5 million in 2001, 2000 and 1999, respectively.

Note 13. Postretirement Benefits Other Than Pensions

For a majority of its full-time employees, the company sponsors a defined benefit postretirement medical plan which provides lifetime healthcare benefits to retirees who meet specified length of service and age requirements, and their eligible dependents. The plan is unfunded. The company sponsors no additional postretirement benefit plans other than its retirement plans (see Note 12).

The following sets forth the plan's status reconciled with amounts reported in the company's consolidated balance sheets at December 31.

(in thousands)	2001	2000
Benefit obligation at January 1	$ 163,203	$ 148,479
Service cost	6,451	6,618
Interest cost	10,776	11,073
Plan participant contributions	665	603
Plan amendments		(2,900)
Actuarial (gain) loss	(11,105)	5,637
Benefits paid	(6,413)	(6,307)
Benefit obligation at December 31	163,577	163,203
Unrecognized prior service cost	(2,000)	(2,228)
Unrecognized net actuarial gain	16,101	5,454
Accrued postretirement benefit liability at December 31	$ 177,678	$ 166,429

Pretax postretirement benefit expense included the following components:

(in thousands)	2001	2000	1999
Service cost	$ 6,451	$ 6,618	$ 6,452
Interest cost	10,776	11,073	9,631
Amortization of prior service cost	361	366	603
Recognized actuarial gain	(600)		
Net periodic postretirement benefit cost	$ 16,988	$ 18,057	$ 16,686

An 8.25% annual rate of increase in the per capita costs of covered health care benefits was assumed for 2002, gradually decreasing to 5% by the year 2009 and remaining at that rate thereafter. Increasing the assumed health care cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of December 31, 2001 by $27.2 million and increase the aggregate of the service cost and interest cost components of net periodic postretirement benefit cost for 2001 by $3.6 million. Conversely, a one percentage point decline in the assumed health care cost trend rates would lower the benefit obligation at the end of 2001 by $22.6 million and reduce the aggregate of the service and interest cost by $2.9 million. A discount rate of 7.25% was used to determine the accumulated postretirement benefit obligation as of December 31, 2001.

At December 31, 2000, the company's accumulated postretirement benefit obligation was calculated using a discount rate of 7.5% and a health care cost trend rate of 7.75% for 2000 decreasing to 5.25% by the year 2006.

Note 14. Commitments and Contingencies
Commitments for capital expenditures amounted to $23 million at December 31, 2001.

Noncancelable leases require minimum rental payments through 2014 totaling $197.8 million. Payments required for the years 2002 through 2006 are as follows:

(in thousands)	2002	2003	2004	2005	2006
	$ 43,953	$ 38,415	$ 33,337	$ 19,769	$ 13,042

These leases are principally for office space and equipment and contain renewal and escalation clauses. Total rental expense amounted to $67.5 million in 2001, $70.2 million in 2000 and $70.1 million in 1999.

The company has guaranteed payment for office space occupied by certain of its joint ventures. The company's partners in these joint ventures have either directly guaranteed their share of any payments required under these guarantees or agreed to indemnify the company for 50% of any payments the company may be required to make under these guarantees. Dow Jones' share of this obligation totals $24 million through 2011.

Various libel actions, environmental and other legal proceedings that have arisen in the ordinary course of business are pending against the company and its subsidiaries. In the opinion of management, the ultimate outcome to the company and its subsidiaries as a result of legal proceedings will not have a material effect on the company's financial statements. In addition the company has insurance coverage for many of these matters.

Note 15. Per Share Amounts
Basic earnings (loss) per share were $1.15 in 2001, $(1.35) in 2000 and $3.01 in 1999. The per share amounts have been computed on the basis of the weighted-average number of shares outstanding (85,691,000 shares in 2001, 87,854,000 shares in 2000 and 90,450,000 shares in 1999).

Diluted earnings (loss) per share have been computed as follows:

(in thousands, except per share amounts)	2001(2)	2000(3)	1999
Net income (loss)	$ 98,220	$ (118,962)	$ 272,429
Weighted-average shares outstanding—basic	85,691	87,854	90,450
Stock options	371		559
Other, principally contingent stock rights	196		142
Weighted-average shares outstanding—diluted(1)	86,258	87,854	91,151
Diluted earnings (loss) per share	$ 1.14	$ (1.35)	$ 2.99

(1) The diluted average shares outstanding have been determined by assuming the proceeds from the exercise of outstanding options were used to acquire treasury stock at the average market value of the stock during the year.

(2) Options to purchase 3,193,000 shares in 2001 at an average price of $61.26 were excluded from the diluted earnings per share calculation because the options' exercise prices were greater than the average market price for 2001 and to include such securities would be antidilutive.

(3) Options and contingent stock rights outstanding at December 31, 2000, as shown in Note 11 to the financial statements, have been excluded from the diluted loss per share in 2000 because to include such securities would be antidilutive. Including the dilution from outstanding options and contingent stock rights would have resulted in weighted-average diluted shares outstanding of 88,755,000 for the year 2000.

Note 16. Business Segments

Print publishing includes the operations of The Wall Street Journal and its international editions, Barron's and other periodicals, as well as U.S. television operations. Electronic publishing includes the operations of Dow Jones Newswires, Dow Jones Indexes, the Online Journal, dowjones.com (up to April 1, 2000 when it was contributed to Work.com) and other. Results in 1999 included Dow Jones Interactive, a significant portion of which was contributed to Factiva on July 1, 1999. Ottaway Newspapers, the community newspapers segment, publishes 19 daily newspapers, 14 Sunday papers and more than 30 weeklies and shoppers in communities throughout the U.S.

The company's operations by business segment and geographic area were as follows:

Financial Data by Business Segment (in thousands)	2001	2000	1999
Revenues [1]			
Print publishing	$ 1,106,934	$ 1,518,946	$ 1,320,797
Electronic publishing [2]	317,986	327,569	349,998
Community newspapers	348,163	356,103	331,040
Consolidated revenues	$ 1,773,083	$ 2,202,618	$ 2,001,835
Income Before Income Taxes and Minority Interests [3]			
Print publishing	$ 42,021	$ 400,157	$ 307,037
Electronic publishing [2]	26,921	40,297	35,110
Community newspapers	84,826	94,482	84,959
Corporate	(43,569)	(36,710)	(37,565)
Consolidated operating income	110,199	498,226	389,541
Equity in losses of associated companies	(17,181)	(17,182)	(27,907)
Gain on sale of businesses and investments		24,053	51,945
Contract guarantee, net	17,136	(255,308)	
Write-down of investments	(8,827)	(178,499)	
Other income, net	(1,639)	5,088	4,467
Income before income taxes and minority interests	$ 99,688	$ 76,378	$ 418,046
Depreciation and Amortization Expense			
Print publishing	$ 65,668	$ 64,965	$ 62,562
Electronic publishing	22,421	25,261	23,262
Community newspapers	16,450	17,234	17,845
Corporate	1,174	425	
Consolidated depreciation and amortization expense	$ 105,713	$ 107,885	$ 103,669
Assets at December 31			
Print publishing	$ 823,861	$ 869,618	$ 813,623
Electronic publishing	148,963	171,224	183,379
Community newspapers	218,805	194,777	203,637
Segment assets	1,191,629	1,235,619	1,200,639
Cash and investments	106,711	126,437	312,074
Consolidated assets	$ 1,298,340	$ 1,362,056	$ 1,512,713
Capital Expenditures			
Print publishing	$ 91,628	$ 157,553	$ 161,414
Electronic publishing	29,139	22,068	21,243
Community newspapers	7,992	7,414	8,082
Consolidated capital expenditures	$ 128,759	$ 187,035	$ 190,739

Financial Data by Geographic Area
(in thousands)

	2001	2000	1999
Revenues			
United States	$ 1,604,455	$ 2,008,987	$ 1,840,716
International	168,628	193,631	161,119
Consolidated revenues	$ 1,773,083	$ 2,202,618	$ 2,001,835
Plant and Property, Net of Accumulated Depreciation			
United States	$ 744,943	$ 743,660	$ 661,113
International	16,406	17,203	15,299
Consolidated plant and property, net	$ 761,349	$ 760,863	$ 676,412

Notes:

(1) Revenues shown represent revenues from external customers. Transactions between segments are not significant.

(2) The company's share of Factiva's results is included in equity in losses of associated companies in the consolidated financial statements. Prior to July 1, 1999, results of the interactive business were included in the company's electronic publishing revenue, expenses and operating income.

(3) Excluding restructuring and other special charges, segment operating income was as follows:

(in thousands)	2001	2000	1999
Print publishing	$ 91,468	$ 400,157	$ 309,792
Electronic publishing	45,717	40,297	35,110
Community newspapers	85,147	94,482	84,959
Corporate	(38,914)	(36,710)	(37,565)
	$ 183,418	$ 498,226	$ 392,296

Included within segment operating income in 2001 and 1999 were restructuring and other special charges as follows:

(in thousands)	2001	1999
Print publishing	$ 49,447	$ 2,755
Electronic publishing	18,796	
Community newspapers	321	
Corporate	4,655	
Total restructuring and other special charges	$ 73,219	$ 2,755

Note 17. Financial Instruments

FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying values of the company's cash and cash equivalents, accounts receivable and accounts payable approximate fair value. The fair value of the following financial instruments, as of December 31, 2001 and 2000, was determined primarily by reference to dealer markets and market prices.

(in thousands)	Fair Value	Carrying Value
2001		
Other investments	$ 6,700	$ 6,700
Long-term debt	173,958	173,958
2000		
Other investments	$ 11,219	$ 11,219
Long-term debt	150,865	150,865

Other investments includes marketable equity securities which are carried at their market value. As of December 31, 2001, the market value of these shares was $3.6 million reflecting a gross unrealized gain of $1.1 million. See Note 3 regarding the realization of losses related to these investments in 2001. As of December 31, 2000, the market value of shares outstanding was $6.7 million reflecting a gross unrealized gain of $1.7 million and a gross unrealized loss of $6.7 million. The balance of the other investments is carried at original cost.

FOREIGN CURRENCY FORWARD EXCHANGE CONTRACTS

The forward contracts establish the exchange rates at which the company will purchase the contracted amount of local currencies for specified foreign currencies at a future date. Forward exchange contracts mature at the anticipated cash requirement date of the hedged transaction, within one year. At December 31, 2001, there were no foreign currency forward contracts outstanding. At December 31, 2000, the company had foreign currency forward contracts outstanding to exchange $29.5 million for 20.2 million British pounds and $29 million for 32.5 million euro. As of December 31, 2000, the unrealized gain on these contracts was $2.4 million.

CONCENTRATIONS OF CREDIT RISK

Financial instruments that potentially could subject the company to concentrations of credit risk consist largely of trade accounts receivable. The company sells print and electronic information products worldwide to a wide variety of customers in the financial, business and private investor marketplaces. The concentration of credit risk with respect to trade receivables is slight due to the large number and geographic dispersion of customers that comprise the company's customer base.

Note 18. Summary of Quarterly Financial Data (Unaudited)

The summary of unaudited 2001 and 2000 quarterly financial data was as follows:

	Quarters				
(in thousands, except per share amounts)	First	Second	Third	Fourth	Year
2001					
Revenues	$ 459,868	$ 484,126	$ 397,560	$ 431,529	$ 1,773,083
Operating income	15,656	55,759	28,667	10,117	110,199
Net income (1)	6,179	43,244	16,668	32,129	98,220
Per share:					
Basic	.07	.50	.20	.38	1.15
Diluted	.07	.50	.19	.38	1.14
2000					
Revenues	$ 550,752	$ 593,157	$ 500,290	$ 558,419	$ 2,202,618
Operating income	135,509	157,905	83,267	121,545	498,226
Net income (2)	88,670	100,563	(33,896)	(274,299)	(118,962)
Per share*:					
Basic	.99	1.15	(.39)	(3.15)	(1.35)
Diluted	.98	1.13	(.39)	(3.15)	(1.35)

(1) In 2001, the company recorded the following after-tax items: a $23.5 million charge as a result of workforce reductions and related asset write-downs ($9.1 million in the first quarter, $10.4 million in the second quarter and $4 million in the fourth quarter); $19.3 million to record losses related to the permanent relocation of certain personnel from the company's World Financial Center headquarters (fourth quarter); $1 million of expenses related to the September 11 terrorist attacks on the World Trade Center (third quarter); and net special charges included in equity in losses of $3.1 million ($1.6 million charge related to the shut-down of Work.com (first quarter), a $.7 million gain due to the early extinguishment of debt for CNBC Europe (third quarter) and a charge of $2.2 million on a lease abandoned by SmartMoney (fourth quarter)). The company realized a loss of $8.8 million in the third quarter related to the impairment in the value of certain investments. In addition, the company recorded a net reversal of losses from a contract guarantee of $17.1 million (income of $2.2 million in the first quarter, $8.1 million in the second quarter and $8.4 million in the third quarter offset by a $1.6 million charge in the fourth quarter). The fourth quarter included a net tax savings of $30 million from the adjustment of an income tax valuation allowance as a result of the expected utilization of capital loss carryforwards.

(2) In 2000, the company recorded a net gain of $18.1 million on the sales of businesses and investments: $9.5 million on the sale of its subsidiary, Dow Jones Financial Publishing Corp. (first quarter); $4.8 million on the sale of its minority interest in SportsTicker Enterprises L.P. (second quarter); and $3.8 million on the exchange of the company's holdings in NextVenue Inc. for shares issued through a merger of iBEAM Broadcasting Corp. (fourth quarter). The company recorded write-downs totaling $178.5 million on its investments in 2000: $82.3 million on its Bridge Information Systems, Inc. preferred stock in the third quarter; and $84.1 million on the remaining value of its Bridge-related investments and $12.1 million on its OptiMark Technologies, Inc. investment in the fourth quarter. In addition, the company recorded a fourth quarter reserve of $255 million for a contract guarantee related to the Telerate sale. Also, the company recorded a reversal of a 1998 restructuring charge of $3.2 million ($2.1 million after tax) relating to an equity investee, in the second quarter.

*Per share amounts for the quarters and full years have each been calculated separately. Accordingly, quarterly amounts may not add to the annual amounts because of differences in the average common shares outstanding during each period and, with regard to diluted per share amounts only, because of the inclusion of the effect of potentially dilutive securities only in the periods in which such effect would have been dilutive.

<u>Note 19.</u> Subsequent Event (Pending Sales)

On February 21, 2002, the company announced that it had reached an agreement to sell four of its Ottaway Newspapers, Inc. properties to Community Newspaper Holdings, Inc. for approximately $182 million, in cash. The transaction is subject to regulatory approval and customary closing conditions and is expected to be finalized by the end of the first quarter of 2002. The properties to be sold are The Joplin Globe, Joplin, MO; The Daily Independent, Ashland, KY; The Free Press, Mankato, MN; and The Herald, Sharon, PA. The combined revenue for the four newspapers was $47 million and operating income was $12 million in 2001.

While the tax implications of the sale have not yet been finalized, the company expects a gain on the sale of these properties of about $156 million ($118 million after taxes, or $1.39 per diluted share), upon consummation of the sale.

MARKET AND DIVIDEND INFORMATION

The company's common stock is listed on the New York Stock Exchange. The class B common stock is not traded. The approximate number of stockholders of record as of January 31, 2002 was 10,838 for common stock and 3,934 for class B common stock. The company paid $1.00 per share in dividends in 2001 and in 2000.

	Market Price 2001			Market Price 2000		
Quarters	High	Low	Dividends Paid 2001	High	Low	Dividends Paid 2000
First	$ 64 19/64	$ 48 3/32	$ .25	$ 72 7/8	$ 57 3/8	$ .25
Second	59 3/4	49 13/16	.25	77 5/16	62 3/8	.25
Third	61 19/32	43 3/16	.25	75	59 3/8	.25
Fourth	55 1/4	43 3/64	.25	61 13/16	51 3/8	.25

FIVE-YEAR FINANCIAL SUMMARY

Dow Jones & Company

(dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
Revenues:					
Advertising	$ 1,052,322	$ 1,467,244	$ 1,230,412	$ 1,035,511	$ 1,016,380
Information services	289,321	281,366	315,110	660,798	1,083,397
Circulation and other	431,440	454,008	456,313	461,797	472,741
Total revenues	1,773,083	2,202,618	2,001,835	2,158,106	2,572,518
Expenses:					
News, operations and development	531,584	542,959	553,800	708,398	950,094
Selling, administrative and general	607,145	674,687	619,908	672,968	789,940
Newsprint	150,791	182,359	150,899	163,146	152,478
Print delivery costs	194,432	196,502	181,263	176,467	169,983
Depreciation and amortization	105,713	107,885	103,669	142,439	250,734
Restructuring and other special charges	73,219		2,755	76,115	1,001,263
Operating expenses	1,662,884	1,704,392	1,612,294	1,939,533	3,314,492
Operating income (loss)	110,199	498,226	389,541	218,573	(741,974)
Other Income (Deductions):					
Investment income	1,441	8,116	9,861	12,266	3,473
Interest expense	(500)	(2,037)	(5,269)	(7,193)	(19,367)
Equity in losses of associated companies	(17,181)	(17,182)	(27,907)	(22,253)	(49,311)
Gain (loss) on disposition of businesses and investments		24,053	51,945	(126,085)	52,595
Contract guarantee, net	17,136	(255,308)			
Write-down of investments	(8,827)	(178,499)			
Other, net	(2,580)	(991)	(125)	(3,650)	(9,300)
Income (loss) before income taxes and minority interests	99,688	76,378	418,046	71,658	(763,884)
Income taxes	10,794	196,957	145,501	63,083	37,796
Income (loss) before minority interests	88,894	(120,579)	272,545	8,575	(801,680)
Minority interests in losses (earnings) of subsidiaries	9,326	1,617	(116)	(213)	(452)
Net Income (Loss)	$ 98,220	$ (118,962)	$ 272,429	$ 8,362	$ (802,132)

(dollars in thousands, except per share amounts)	2001	2000	1999	1998	1997
Per Share:					
Net income (loss)					
Basic	$ 1.15	$ (1.35)	$ 3.01	$ .09	$ (8.36)
Diluted	1.14	(1.35)	2.99	.09	(8.36)
Dividends	1.00	1.00	.96	.96	.96
Weighted-average shares outstanding:					
Basic	85,691,000	87,854,000	90,450,000	95,180,000	95,993,000
Diluted	86,258,000	87,854,000	91,151,000	96,404,000	95,993,000
Other Data:					
Long-term debt, including current portion, as a percent of total capital	80.6%	48.7%	21.3%	22.7%	23.1%
Operating income (loss), as a percent of revenue	6.2%	22.6%	19.5%	10.1%	(28.8%)
Newsprint consumption (metric tons)	262,000	329,000	300,000	278,000	270,000
Number of full-time employees at year-end	8,077	8,574	8,175	8,253	12,309
Cash from operations	$ 341,733	$ 446,447	$ 297,027	$ 307,072	$ 459,495
Capital expenditures	128,759	187,035	190,739	225,834	347,797
Cash dividends	85,789	88,123	87,151	91,662	92,116
Total assets	1,298,340	1,362,056	1,512,713	1,484,022	1,919,734
Long-term debt, including current portion	173,958	150,865	149,945	149,889	234,124
Stockholders' equity	41,777	158,768	553,490	509,340	780,822

INFORMATION FOR STOCKHOLDERS

Board Changes

Dieter von Holtzbrinck, chairman of the Supervisory Board, Verlagsgruppe Georg von Holtzbrinck GmbH, was named a Dow Jones director. Elizabeth Steele, president of Main Street Landing Company, was named a Dow Jones director. Ms. Steele is a member of the Bancroft family, the controlling shareholders of Dow Jones.

Rand Araskog, a member of the Board of Directors since 1981, will be retiring from the Board at the annual meeting. We wish to thank Mr. Araskog for his 21 years of dedicated service.

Corporate Headquarters

Dow Jones & Company
World Financial Center
200 Liberty Street
New York, NY 10281
(212) 416-2000

Temporary Headquarters

Dow Jones & Company
4300 North Route 1
South Brunswick, NJ 08852
(609) 520-4000

Shareholder Information

Stock Exchange: NYSE
Stock Symbol: DJ
Web Site: www.dowjones.com
NAICS Code: 51111 Newspaper Publishers
Fiscal Year End: December 31

The Dow Jones 2001 Annual Report and related financial information are also available on our "Investor Relations" pages at www.dowjones.com.

Annual Meeting

The annual meeting of stockholders will be held at 11 a.m., April 17, 2002, at The Regent Wall Street, 55 Wall Street, New York City.

Registrar and Transfer Agent

Mellon Investor Services LLC
P.O. Box 3315
South Hackensack, NJ 07606-1915
(800) 851-4228
(201) 329-8660 from outside the U.S.

Mellon Investor Services offers "Investor Service Direct," providing registered shareholders with account access and information over the Internet at www.melloninvestor.com. Registered shareholders may use this site to enter changes to such basic account information as address and phone number.

Investor Service Program

For the convenience of its shareholders, Dow Jones offers an "Investor Services Program," which is maintained by Mellon. The program provides Dow Jones shareholders with a comprehensive service that allows for the direct purchase or sale of shares, reinvestment or direct deposit of dividends and safekeeping, among other options.

The key features of the plan are:

- **DIVIDEND REINVESTMENT:** You may elect to reinvest dividends on all or a portion of your holdings, so long as the portion elected under dividend reinvestment is ten shares or more.

- **DIRECT DEPOSIT OF CASH DIVIDENDS:** You may have cash dividends electronically deposited directly into your checking account.

- **SAFEKEEPING:** You may send your stock certificates to the transfer agent for safekeeping. A statement of holdings will be sent after each transaction.

- **DIRECT PURCHASE AND SALE OF STOCK:** Initial or additional shares may be purchased by check or by automatic deduction from a checking account—and shares may be sold through the program. Fees currently in effect for cash purchase and stock sale are listed in the Investor Services Program brochure along with a summary of program features, terms and conditions. Enrollment forms are included.

There is no fee to enroll in the Investor Services Program or to participate in the dividend reinvestment, direct deposit or safekeeping features. To receive the Investor Services Program brochure and an enrollment card, call the Mellon fulfillment center at (800) 842-7629 or write to:

Mellon Investor Services LLC
P.O. Box 3338
South Hackensack, NJ 07606-1938
www.melloninvestor.com

Investor Relations

Investors requesting financial information or with questions about the company may call Mark Donohue at
(609) 520-5660 or write him at:

Dow Jones & Company
4300 North Route 1
South Brunswick, NJ 08852

Or via electronic mail at: InvestorRelations@dowjones.com.

Design: EAI/Atlanta


TOMORROW IS A DAY LIKE ANY OTHER. WE'LL GO TO WORK AND DELIVER THE NEWS. BETTER THAN ANYONE ELSE.

DOWJONES

Dow Jones & Company – World Financial Center – 200 Liberty Street – New York, New York 10281